• 2004 ANNUAL REPORT •

INTERNATIONAL SECURITIES EXCHANGE inc

LEADING THE WAY



ISE
INTERNATIONAL
SECURITIES
EXCHANGE

CONTENTS

This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those expressed or implied in such forward-looking statements for many reasons, as discussed in our Prospectus filed with the SEC on March 9, 2005.

LETTER FROM THE CHAIRMAN



IVERS W. RILEY
Chairman

APRIL 2005 — It gives me great pleasure to have the opportunity to report to you on the International Securities Exchange's performance in 2004. I am proud to tell you that the Company firmly secured its position as the world's largest equity options exchange in 2004. But I am even more gratified that the Company continued to demonstrate its leadership in other areas that do not receive as much attention as trading volume, but are as important.

First, and foremost, is corporate governance, which sets the tone of the Company's overall direction and supports the decision-making processes.

When plans were made for ISE's launch in the late 1990s, the senior management committed itself to a simple but revolutionary concept; the corporate governance of an exchange should be as transparent as its markets. To that end, ISE's direction and policies have always been set by a board of directors, a majority of whom are non-industry directors. These non-industry directors do not have any material business relationships with any broker-dealer or ISE, and meet the qualifications contained in our Corporate Governance Committee Charter and Principles.

ISE also has additional governance provisions to ensure the independence of its Board. The positions of Chairman and Chief Executive Officer are separate. The Chairman's position is non-executive and is not an officer of the Exchange. To conduct business as a Board, a quorum of both a majority of all directors and a majority of the non-industry directors is required. Non-industry directors solely comprise the Board's Compensation Committee, Corporate Governance Committee, and the Finance and Audit Committee. ISE's Corporate Governance Committee also developed Corporate Governance Principles for ISE.

Second, in my experience, I have found that corporate leadership is not sustainable if it is not supported by a corporate culture that is pragmatic and able to identify areas ripe for innovation. Of all ISE's achievements, none makes me prouder than this. ISE is a company that has never been afraid to ask why and has never shied from making difficult decisions. The Company's refusal to accept the status quo has led to innovations that have transformed options trading. By automating trading strategies once thought to be beyond the purview of technology, ISE introduced a new standard by which to measure trading efficiencies which led to lower transaction fees and also helped attract institutional investors to the options market. ISE's ability to make decisions has put it squarely in the midst of important changes in the securities marketplace, such as its current commitment to introduce competition in the index options market.

ISE's foundation is solid. I am confident that the Company is strongly equipped to address the challenges of 2005 and beyond.



Ivers W. Riley
Chairman

LETTER FROM THE CEO & COO

GARY KATZ
Chief Operating Officer



DAVID KRELL
President and
Chief Executive Officer

APRIL 2005 — We are pleased to report once more that the International Securities Exchange has ended another year of growth amidst record trading volumes in equity options. For the year, ISE traded an average daily volume of 1.4 million equity options contracts, a 47% increase compared to 2003. During this same period, the industry traded an average daily volume of 4.3 million equity options contracts, a 30% increase over the prior year's record of 3.3 million contracts.

We believe this robust growth in trading volumes within the industry is primarily attributable to increased trading activity by institutional and retail investors, ongoing deployment of technology, increasing public familiarity with options trading, beneficial changes to market structure and enhanced competition as a result of our launch in 2000.

In light of the exceptional trends in the industry, and to best position ISE to leverage its strengths and share in the growth of the industry, we announced our decision to take ISE public. We became a public company in March 2005. While we were very successful operating as a private company, we concluded that this decision would best position us to implement our strategy for long-term growth and meet the challenges and opportunities that lie ahead. To that end, the capital that we raised in our IPO will better enable us to develop new products and position our business model into other areas within the financial services industry.

One of our strategic objectives is to further grow the institutional participation in our business. Institutions have acknowledged the advantages of our business model and have embraced the technology and expertise that we provide. And while our institutional business has grown significantly, it is our opinion that the institutional market will continue to grow driven in part by our strategic initiatives to expand the breadth and depth of our products while continuing to deliver the high quality of customer service for which we are renowned.

New product development and the accompanying diversification of our product offerings are critical components of our growth strategy. Our innovative ideas have enabled us to create and launch new index products. We also have aggressively fought to end the exclusive licensing of index products for options trading. Our decision to launch options on SPDRs® was done in concert with this strategy and exemplifies our conviction to confront practices that currently reside in the marketplace.

As we continue to grow our current business and identify additional areas of growth, we will evaluate strategic alliances and selective opportunities that will further strengthen our competitive position. We will seek to enter into partnerships and other commercial agreements only if we determine that such ventures will serve to increase the value of ISE and reinforce its leadership position at the forefront of the securities industry.

Since its inception, ISE has been an agent of change in the options industry and has benefited from macro-changes impacting the securities industry. While change within our business and within our industry is inevitable, we assure you that ISE remains firmly committed to its core values and principles of customer service, innovation, and the highest ethical standards of corporate governance and leadership.

Gary Katz
Chief Operating Officer

David Krell
David Krell
President & Chief Executive Officer

ISE IS A COMPANY THAT HAS NEVER BEEN AFRAID TO ASK WHY AND HAS NEVER SHIED FROM MAKING DIFFICULT DECISIONS. THE COMPANY'S REFUSAL TO ACCEPT THE STATUS QUO HAS LED TO INNOVATIONS THAT HAVE TRANSFORMED OPTIONS TRADING.

THE INDUSTRY

The 2004 trading year is destined to stand as a milestone in the history of the International Securities Exchange. The year marks a time when the Company, which opened for trading in May 2000, firmly secured its position as the largest equity options exchange in the global securities market, introduced a series of important trading technologies, and decided to become a public company with the notable distinction of being the first securities exchange to offer shares of common stock in an initial public offering. And, for the second time in three years, ISE was selected by Risk Magazine as its Derivatives Exchange of the Year, becoming the only exchange that has twice been honored with this distinction.


400
350
300
250
200
150
100
50
0
360.8
303.5
275.6
211.7
195.4
ISE
Euronext
CBOE
Eurex
Amex

GLOBAL EQUITY OPTIONS EXCHANGES
in millions
2004 total volume in contracts

Over the course of the past year, ISE continued to establish itself as a leading equity options exchange by building upon our core strengths and leveraging our trading platform to deliver new and innovative products to our members and customers. The decision to go public was made with the overriding goal to further solidify our leadership position within the equity options industry.

The Trading Floor, 1939: Trading was once solely defined by a floor where brokers and traders gathered. Originally, stocks were called out one by one and brokers traded each in turn. In 1871, this "call market" gave way to a continuous market, trading all stocks simultaneously on an open trading floor. Traders gather at the specialist's post where all buy and sell orders are routed, contributing to the support of an open, fair and orderly market.



ISE: The scalability and efficiency of ISE's business model, and the absence of a trading floor and intermediaries such as floor brokers, enabled the exchange to charge lower execution fees. Prior to its launch, ISE's proposed fees prompted an industry-wide reduction of fees. ISE's business model prompted many well-capitalized, global financial institutions to join as members. These firms, which previously viewed participation in the options market as costly and inefficient, significantly increased the liquidity in the options market. ISE's posted prices are often the most competitive prices in the entire market.




1,600
1,400
1,200
1,000
800
600
400
200
0
263,531
604,251
971,742
1,431,954
'01
'02
'03
'04

GROWTH IN AVERAGE DAILY VOLUME
in thousands
by year in contracts

LEADERSHIP POSITION IN THE OPTIONS TRADING INDUSTRY

By launching the first fully electronic options exchange in May 2000, ISE attracted significant liquidity from established market makers and major, well-capitalized financial institutions that had not previously participated in the equity options market as market makers. The emergence of a new type of liquidity provider, coupled with the introduction of electronic trading in the options industry, helped to significantly increase the options industry's trading volume. Today, the industry's average daily trading volume is more than four times greater than in 1999, the year before ISE began trading.

We believe our leadership position is a direct result of our business model, which combines the best attributes of the electronic trading and agency auction marketplaces. ISE has a superior technology platform and provides unparalleled customer service. We believe we are the most competitive player in the industry. Our track record of innovation continues to enhance our business model and affords us a significant competitive advantage in the marketplace.


BOX
1.91%
PCX
9.53%
PHLX
11.80%
ISE
33.29%
AMEX
18.03%
CBOE
25.43%

MARKET SHARE
in U.S. equity options — 2004


BOX
2.11%
PCX
9.24%
PHLX
11.51%
ISE
36.66%
AMEX
16.97%
CBOE
23.51%

MARKET SHARE
in ISE listed products — 2004

MORE LIQUID THAN OTHER OPTIONS EXCHANGES

Liquidity is critical to the success of our business model. Since our inception, we have attained unprecedented depth and liquidity, displaying quoted size larger on average than the quoted size for the same options series displayed on all other domestic options exchanges.


40%
35%
30%
25%
20%
15%
10%
5%
0%
21.61
25.75
27.03
28.12
29.40
31.99
34.14
35.75
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Q3 '04
Q4 '04

CUSTOMER MARKET SHARE
in ISE listed products
in percentages per quarter



600
500
400
300
200
100
0
109
183
266
267
353
395
408
429
473
514
522
510
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03
Q1 '04
Q2 '04
Q3 '04
Q4 '04

LEAD MARKET ANALYSIS

number of issues in which ISE has the most volume

ISE is the Primary Market in 27 of 30 stocks in the DJIA; 283 of 500 stocks in the S&P 500; and 363 of 1,000 stocks in the Russell 1000.

Our superior technology platform and established client-member base of market makers and broker-dealers have further enhanced our liquidity. Our bid/ask spreads are equal to or lower than the other five options exchanges 87% of the time, according to historical data compiled from the Options Price Reporting Authority (OPRA) as of December 2004.

MOST ACTIVE ISSUES — 2004

RANK	SYMBOL	BIN	AVERAGE DAILY VOLUME
1	QQQQ	2	112,345
2	GOOG	8	32,052
3	INTC	6	24,428
4	MSFT	10	23,177
5	CSCO	9	22,003
6	SMH	4	19,872
7	EBAY	4	18,657
8	RIMM	10	18,157
9	PFE	7	18,011
10	TASR	7	17,728


$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
0.18
0.20
0.24
0.26
0.26
0.28
ISE
BOX
PHLX
Amex
PCX
CBOE

PRICE LEADER
transaction fee plus match/comparison fee plus exchange floor broker fee as of December 31, 2004

EFFICIENT COST STRUCTURE

Our business model is scalable and efficient: we operate with an expert and dedicated employee force. We also are not burdened by the costs associated with operating a trading floor, and we contract for services we believe are more efficiently provided by others. Additionally, our expense discipline serves to enhance the overall value of our business. As always, we remain keenly focused on controlling all expenses and have designated expense management to be a key tenet of our overall corporate philosophy and corporate culture.

LOW TRANSACTION FEES

ISE is the price leader in the industry. We charge transaction fees for non-customer orders that are the lowest in the industry, and we do not charge transaction fees for customer orders in equity options. Our ability to offer lower transaction fees is directly attributable to our efficient cost structure and attention to overall expense management.

WE BELIEVE OUR LEADERSHIP POSITION IS A DIRECT RESULT OF A SUPERIOR TECHNOLOGY PLATFORM AND UNPARALLELED CUSTOMER SERVICE. OUR TRACK RECORD OF INNOVATION CONTINUES TO AFFORD US A SIGNIFICANT COMPETITIVE ADVANTAGE IN THE MARKETPLACE.

WITH TECHNOLOGY

Technology supports our business, and we created the blueprint for our technology infrastructure in parallel with our business model. We designed our technology infrastructure "from the ground up" to be fully compatible with the needs of an exclusively electronic options exchange. Our trading systems are highly reliable and, we believe, superior to those of our competitors.

Our open Application Programming Interface (API) provides our customers direct access to our system and allows for immediate submissions of orders and amendment or cancellation of orders in the order book. Our execution speed is, on average, a fraction of a second, and our central exchange system, operating with proprietary trading technology, enables our members to execute trades at this speed. Our peak message traffic capacity is greater than 100,000 quotes per second. All orders and quotes are electronically time stamped to ensure greater accuracy of trading.

Innovations in the fields of technology and market structure have distinguished our model and operations. In addition to our efforts to grow our institutional business, our strategic vision involves continued and prudent investment in our electronic platform. We believe strategic opportunities will be presented to the options exchange best able to provide technical capacity to process dramatically increased quote traffic and to provide the most complete, full-featured market.

Stock Ticker: Invented by Edward A. Calahan, the stock ticker revolutionized the stock market by bringing intra-day prices to all investors.





ISE: As the first fully-electronic options exchange, ISE introduced the efficiencies of electronic trading to the U.S. options industry. ISE developed patented, proprietary trading technology that resulted in tighter markets and allowed for order executions in less than one second. ISE also introduced, for the first time in the options marketplace, electronic executions of complex orders including spreads and options tied to stock, as well as functionalities such as facilitation and solicitation orders.




35%
30%
25%
20%
15%
10%
5%
0%
8.74
10.82 / 0.45
16.53 / 0.62
30.53 / 0.01
23.32 / 7.24
PCX
PHLX
AMEX
ISE
CBOE

U.S. EXCHANGE MARKET SHARE
in percentages
■ *equity* □ *index*

NEW PRODUCTS

We will continue to leverage both our infrastructure and our development capabilities to diversify our product lines and our revenue base. In 2003, we implemented the technological and regulatory foundation to trade index options, and in 2004, we began trading index options. Our index trading strategy includes:

- Licensing new products;
- Creating proprietary indices; and
- Seeking to end the exclusive licensing of index products for options trading.

Our operations generate significant volumes of market data. We participate in OPRA, which is a facility that collects market data from each options exchange, consolidates that data, and then redistributes it to vendors and customers for a fee. We share in the revenue generated by OPRA from the sale of consolidated options market data. We believe that we may be able to leverage our market data more profitably by analyzing, packaging and marketing it to market makers, broker-dealers and investors in new and different ways.

REDEFINING OPTIONS TRADING

	TECHNOLOGY	MARKET STRUCTURE	FUNCTIONALITY
2000	• ISE First All Electronic Options Market in U.S.	• Options Quotes with Size • Competitive Market Making	• Pro-rata Trade Allocation
2001	• ISEline™ Instant Messaging	• Interim Linkage	• SpeedBump • Spreads Bulletin Board
2002	• Virtual Private Network	• Demutualization • Education Department	• Improved Facilitations Mechanism
2003	• Gigaswitch Replacement	• "One Size Fits All" Linkage • ISE Sentiment Index (ISEE)™	• ISE*spreads*™
2004	• 1MM Quotes Per Second Benchmark Test		• Buy-Write Functionality • Delta Neutral Solicitation

WE BELIEVE OUR HIGH LEVEL OF CUSTOMER SERVICE HAS BEEN AN IMPORTANT FACTOR IN OUR ABILITY TO MAINTAIN OUR LEADERSHIP IN AN INCREASINGLY COMPETITIVE MARKET.

WITH VALUES

CUSTOMER SERVICE

We have implemented a broad range of measures that enable us to offer a high level of customer service to members trading on our exchange. We perform our own market research and utilize our findings to tailor our products and services to meet customer demands. To this end, we regularly retain an independent third-party vendor to conduct customer feedback surveys and analyze responses to guide our future product development. For example, in response to feedback we have received from institutional investors, we are currently developing various trading enhancements and functionalities that are intended to allow institutional investors to engage in large and complex trades in a timely and cost-efficient manner. Some of these new developments include delta-neutral functionality, facilitation of spread orders and split-price trading.

In addition to customer feedback surveys, we also engage in direct mailing to our members to provide them with information on our newly developed products and to offer guidance for better utilization of our existing products and services. We believe our high level of customer service has been an important factor in our ability to maintain our leadership in an increasingly competitive market.

VALUES

Our corporate values, which allow us to operate a competitive and thriving business, form the foundation of our company. These values define who we are, and they set us apart from the competition. Our values underlie our vision of the future, our business strategies and our decisions, actions and behaviors. We live by them; they endure.

ISE's corporate values are: customer service; entrepreneurship; valuing people; integrity; leadership; respect and fairness; professional development and team building.

Daily Listings: Prior to ISE, options pricing information was hard to come by, customer choices were limited, and inter-exchange competition was muted. Most investors relied on newspaper reports to learn the closing price of their investments. But technology has changed that, helping to create a revolution in options trading.



ISE: Since ISE dramatically altered the mechanics of options trading, industry volume has increased five-fold in only a few short years. Full transparency, instantaneous access to quotes, and immediacy of execution at ISE took options trading to a whole new level and prompted electronic trading competition throughout the options industry. ISE's influence as a technologically innovative entity has contributed immeasurably to the growth of the options industry as a whole.


Performance

CORPORATE GOVERNANCE

ISE is committed to meeting the highest standards of corporate governance. We are governed by a 15-member Board of Directors that has always been comprised of a majority (eight) of non-industry directors. These non-industry directors do not have any material business relationships with any broker-dealer or ISE, and meet the qualifications contained in our Corporate Governance Committee Charter and Principles. Our membership is also well represented on the Board — two directors represent each membership class, for a total of six directors. The President and Chief Executive Officer is the 15th member of the Board. The result is that ISE's Board makes decisions that represent a balance of interests.

Deciding ISE's executive compensation requires a different balance of interests. The Compensation Committee, tasked with deciding fiscal matters, such as employee compensation, is comprised entirely of non-industry directors. In recommending appropriate compensation, the committee considers compensation packages that are comparable in the marketplace, as well as the current competitive climate.

The Finance and Audit Committee is comprised entirely of non-industry directors and is responsible for selecting and maintaining the relationship with the outside auditors. The Committee is also responsible for ensuring that ISE adheres to all fiscal policies and statutes. In accordance with the Sarbanes-Oxley Act of 2002, we have adopted and implemented the necessary checks and balances to ensure that we are in compliance with the regulatory guidelines and principles that are the basis of the regulation. We will continue to review and amend our policies when necessary in keeping with our philosophy of promoting and enhancing corporate governance compliance.

Moreover, in late 2003 the Board of Directors approved the creation of a Corporate Governance Committee, which is comprised entirely of non-industry directors. This Committee developed a set of Corporate Governance Principles. The principles seek to assure that ISE complies with all relevant "good governance" requirements as they continue to evolve, including the requirements of the Sarbanes-Oxley Act of 2002 and recent corporate governance initiatives of the Securities and Exchange Commission and the NYSE.

ISE considers its regulatory responsibilities to be extremely important. In fulfilling its duties as a self-regulatory organization (SRO), ISE employs a three-tiered approach, which has been in place since ISE's inception. The first is our electronic surveillance system, which monitors quotes, orders and trades in ISE's marketplace and also competitors' markets and the underlying markets, looking for rule violations. The second is ISE's staff of professional surveillance analysts, who perform market surveillance and investigate potential rule violations. The final tier is ISE's contractual arrangement with the National Association of Securities Dealers (NASD), through which the NASD performs certain regulatory services for ISE. Through this relationship, ISE retains ultimate decision-making control for all aspects of marketplace regulation.

SELECTED FINANCIAL AND OPERATING DATA

	Year Ended December 31,				
	2000	2001	2002	2003	**2004**
	(in thousands, except per share data)				
STATEMENT OF INCOME DATA:					
REVENUES					
Transaction fees	$ 2,690	$ 24,430	$ 48,233	$ 64,846	**$ 83,081**
Other member fees	4,497	13,420	14,496	19,042	**22,875**
Market data	795	4,743	9,000	13,221	**17,211**
Other	195	1,028	1,676	3,400	**2,206**
TOTAL REVENUES	8,177	43,621	73,405	100,509	**125,373**
EXPENSES					
Compensation and benefits	11,591	16,479	18,545	25,776	**33,507**
Technology and communication	12,657	22,881	20,706	20,684	**16,266**
Occupancy	2,226	2,679	3,398	3,662	**4,026**
Professional fees	3,622	3,355	2,348	3,657	**4,048**
Marketing and business development	272	1,155	3,365	5,560	**3,685**
Depreciation and amortization	1,434	3,143	2,048	1,402	**3,980**
Other	1,242	2,334	3,327	3,808	**6,044**
Reorganization (1)	—	—	16,083	—	**2,107**
TOTAL EXPENSES	33,044	52,026	69,820	64,549	**73,663**
Income before income taxes	(24,867)	(8,405)	3,585	35,960	**51,710**
Provision for income taxes (2)	—	—	2,767	15,754	**25,547**
NET INCOME	$ (24,867)	$ (8,405)	$ 818	$ 20,206	**$ 26,163**
CASH DIVIDEND PER COMMON SHARE	—	—	—	$ 0.28	**$ 0.34**
EARNINGS PER SHARE: (2)					
Basic	$ —	$ —	$ 0.04	$ 0.63	**$ 0.81**
Diluted	—	—	$ 0.04	$ 0.60	**$ 0.77**
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING: (2)					
Basic	—	—	21,573	32,139	**32,139**
Diluted	—	—	22,112	33,421	**33,921**
STATEMENT OF FINANCIAL CONDITION DATA:					
Cash and cash equivalents (3)	$ 3,267	$ 15,237	$ 48,182	$ 65,687	**$ 44,847**
Total assets	23,005	36,131	78,171	133,943	**177,579**
Total liabilities	5,562	26,093	23,279	67,623	**96,120**
Total stockholders' equity	17,443	10,038	54,892	66,320	**81,459**
TRADING STATISTICS: (4)					
Total U.S. industry average daily equity options contracts traded (in thousands)	2,670	2,914	2,817	3,295	**4,300**
Our average daily equity options contracts traded (in thousands)	50	264	605	972	**1,432**
Our market share of equity options contracts traded	1.9%	9.0%	21.5%	29.5%	**33.3%**

(1) In April 2002, we commenced a reorganization plan. Under this plan, we made a capital distribution, changed our organizational structure, raised additional capital, cancelled a revenue sharing arrangement, and created a stock option plan. In 2004, we initiated a plan to reorganize into a holding company structure.

(2) We were a New York limited liability company (International Securities Exchange LLC) from the date of our inception until our demutualization on April 30, 2002 and as such, did not have any common stock outstanding. During that period, all income and loss was attributed to our limited liability company members. From May 1, 2002 to date, we have been a Delaware corporation responsible for the payment of all federal and state corporate income taxes.

(3) Included in cash and cash equivalents is $8,454, $6,782, $7,213 and $6,071 related to the payment for order flow program and $1,590, $2,267, $519 and $0 for our marketing fund as of December 31, 2001, 2002, 2003 and 2004, respectively.

(4) Source: The OCC; in February 2000, we received SEC approval to become an exchange and in May 2000, we formally commenced trading.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report.

OVERVIEW

We are a fully electronic securities exchange. Our exchange provides a trading platform in listed equity options and related services that are designed to improve the market for equity options and the speed and quality of trade execution for our members.

Our Business Environment

The securities industry has experienced an increasingly challenging business, economic and regulatory environment in recent years. During the past ten years, the major U.S. securities markets and indices have experienced strong and rapid growth followed by severe declines. Factors such as a weak and uncertain economic climate, declines in overall market capitalization, ongoing geopolitical turmoil and corporate and accounting concerns have resulted in particular market uncertainty. Some of these factors continue to influence the current economic environment. Beginning in the second half of 2003 and into 2004, the economy began a recovery as reflected in improved corporate earnings, higher equity prices, industry-wide announcements of mergers and acquisitions and increased equity underwritings.

Within the U.S. options industry, contract trading volume increased at a compound annual rate of approximately 22% between 1994 and 2004. We believe this robust growth in contract trading volumes within the industry is primarily attributable to increased trading activity by institutional and retail investors, ongoing deployment of technology within the options industry, increasing public familiarity with options trading and beneficial changes to the market structure and enhanced competition levels within the industry as a result of our launch in 2000. This strong growth continued into the first quarter of 2004; however, the second and third quarters of 2004 reflected a seasonal slowdown in industry contract trading volume, which subsequently regained momentum in the fourth quarter. Despite seasonal fluctuations, we believe the exchange-traded options industry will continue to grow.

Our business has grown substantially since we began operations in May 2000. Our revenues have grown from $43.6 million in 2001 to $125.4 million in 2004 primarily due to increases in our volumes. We attribute this increased volume to our innovative market structure, lower transaction fees to our members, a higher level of customer service and increased overall industry contract trading volumes.

Our business is primarily transaction-based, and decreases in contract trading volume could harm our business and profitability. We currently face substantial competition from the five other options exchanges now operating in the United States: the CBOE, the AMEX, the PHLX and the PCX, collectively referred to as the traditional floor-based exchanges, and the BOX. The traditional floor-based exchanges have recently made important changes in their operations that threaten to curb the growth of, or reduce, our trading volume. All of the traditional floor-based exchanges have introduced electronic trading capabilities to operate in tandem with their trading floors. Price competition has ensued among all exchanges as the traditional floor-based exchanges have begun implementing more extensive electronic trading capabilities. In addition, the BOX began operations as the only other fully electronic exchange in February 2004. Because of the BOX's brief operating history, it is not yet clear whether the electronic exchange model that the BOX has adopted will be able to compete successfully with the other options exchanges, including the ISE. On January 3, 2005, Archipelago Holdings, Inc., the parent company of the Archipelago Exchange, announced that it had entered into a definitive agreement to acquire PCX Holdings, Inc., parent company of the PCX, a floor-based and electronic options exchange. The consummation of the acquisition is subject to certain conditions, including SEC approval. At this time, it is unclear what effect, if any, this acquisition would have upon the competitive landscape of the options industry as the PCX becomes part of a larger, well-capitalized organization.

How We Generate Revenue

Our revenues are derived primarily from transaction fees generated from trades executed by Class B members on our exchange, other member fees and market data fees:

- Transaction fees account for a majority of our revenues. Transaction fees consist of fees we charge to members executing transactions on our exchange.
- Other member fees primarily relate to revenues associated with members accessing our exchange to execute buy and sell orders, including revenues from the sale of Class B-2 memberships, which give purchasers the right to act as CMMs, as well as certain other privileges on our exchange. We anticipate selling all of the remaining unsold 17 Class B-2 memberships, and may effect such sales at any time. However, we have no present agreements with any entity with respect to the purchase of such Class B-2 memberships and cannot assure that any such sales will occur.
- Market data fees represent the sale of our transaction information, often referred to as market data, through OPRA. OPRA is the U.S. options industry's securities information processor for market information that is generated by the trading of options in U.S. securities. As a participant exchange, we sit on a committee with other participating exchanges that administers OPRA's Plan for the Reporting of Consolidated Options Last Sale Reports and Quotation Information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Efficiencies have enabled us to charge transaction fees that are among the lowest in the industry. We believe that our position as a market leader in establishing low transaction fees currently provides us with a significant advantage relative to our competitors and, based on our volume-based transaction fee schedule, will continue to provide such advantages even as we reduce our fees at higher contract trading volumes. Although competition is intensifying, we believe that our low-cost all-electronic structure will enable us to maintain this competitive advantage for the near future.

We are in the early stages of developing new products, such as options trading based on equity indices. We have recently implemented the technological and regulatory foundation to trade index options and currently have listed three options on four indices, including most recently the options on the NASDAQ-100® and Mini NASDAQ-100®. In November 2004, we obtained licenses to list options on the Mini FTSE 100®, the Micro FTSE 100®, the Mini FTSE 250® and the Micro FTSE 250® and expect to begin trading options on these indices in the second half of 2005, subject to receipt of SEC approval. Furthermore, in December 2004, we obtained licenses to list options on the series and family of indices associated with the Frank Russell Company, including without limitation, Russell 1000®, Russell 2000® and Russell 3000® and expect to begin trading options on these indices in the second quarter of 2005, subject to receipt of SEC approval. These are more actively traded indices than those we currently list. Previously, options on the Russell family of indices were exclusively listed on the CBOE. In addition, we have begun charging for non-broker-dealer customer orders in index options, which we currently do not do for equity options. To date, revenues generated from index options have not been material and we do not expect such revenues to be material in the near future. We are also assessing the potential for revenue derived from selling data generated by market activity on our exchange. In addition, we are researching new trading functionalities, including split-price trading, and have implemented a solicitation mechanism and "Delta-Neutral" functionality. We believe these new functionalities will offer institutional investors in particular an enhanced trading experience and thereby stimulate further increases in our contract trading volume.

On January 5, 2005, we announced our plans to commence trading of options on SPDRs®, an ETF commonly referred to as "Spiders." Subsequent to our announcement, McGraw-Hill Companies, Inc., or McGraw-Hill, the parent company of Standard & Poor's, obtained a temporary restraining order barring us from trading options on SPDRs® without a license. We then entered into a provisional 90-day license agreement with McGraw-Hill authorizing us to trade options on SPDRs® and we, along with the other options exchanges, began trading SPDRs® on January 10, 2005. Effective January 10, 2005, we became party to a definitive five year license agreement with McGraw-Hill authorizing us to trade options on SPDRs®. We currently intend to continue the litigation on this matter but may determine not to if circumstances change. If, at the conclusion of the litigation, including the exhaustion of all appeals, it is concluded that no license from McGraw-Hill is required by us in connection with the creation, listing, trading, clearing, marketing and promotion of SPDR® options, McGraw-Hill has agreed to refund to us all license fees paid pursuant to the provisional and definitive licenses, with interest.

OUR REORGANIZATIONS

In April 2002, we commenced a strategic reorganization plan. Under this plan, we made a capital distribution, changed our organizational structure, raised additional capital, canceled a revenue sharing arrangement and created a stock option plan. Excluding the capital distribution referred to below, we incurred a charge of $16.1 million in 2002 in connection with this reorganization. The following steps were performed in chronological order:

- We recorded a capital distribution of $1.7 million to our limited liability company investors to allow them to pay tax on income from us in accordance with our limited liability company agreement. This distribution was made in March 2003 and was calculated assuming an effective income tax rate of approximately 45%.
- We completed a demutualization, converting our limited liability company members' interests, which represented both equity interests and trading rights, into Class A common stock (equity interests) and Class B memberships (trading rights). This allowed our limited liability company members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. The conversion created shares of Class A common stock, which represent equity and voting rights. We also created Class B-1, Class B-2 and Class B-3 memberships, which represent the right to trade on our exchange and limited voting rights. Our Class B-1, Class B-2 and Class B-3 memberships do not convey any equity interests. We incurred fees of $1.0 million related to the demutualization.
- We converted from a New York limited liability company to a Delaware corporation.
- We raised net proceeds of $24.7 million from existing investors through the issuance of Class A common stock to them.
- We issued Class A common stock to the then-current owners of Exchange Technology Corporation, or ETC, an affiliate of ours, for purposes of canceling a revenue sharing agreement. Under this agreement, we had agreed to develop any new business, other than that of a U.S. exchange on which equity options or options on equity indices are traded, through ETC. We incurred a charge of $5.6 million related to the cancellation of this agreement. See "History of Significant Corporate Transactions—The Private Placement and Cancellation of ETC Agreement."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- As part of our reorganization, we created a stock option plan and issued options on our Class A common stock to our officers and certain directors, as well as certain employees of ETC. These options were issued with an exercise price significantly less than the estimated fair market value of the underlying shares of Class A common stock on the date of grant in order to recognize that equity awards could not have been granted when we were originally formed as a limited liability company. In addition, we granted the majority of the options authorized by our board of directors at the time of the 2002 reorganization with a vesting provision retroactive to each officer's date of hire as opposed to a vesting start date of the option grant. Accordingly, we incurred a charge of $9.5 million.

In 2004, in connection with our initial public offering, we initiated a plan to reorganize as follows:

- As a registered securities exchange under the Exchange Act, we are required to submit all changes to our organizational documents to the SEC for approval and we obtained SEC approval of our proposed amendments to our organizational documents and rules. Certain changes to the organizational documents are generally deemed necessary in connection with this offering; however, certain changes were required because of our status as a regulated entity. These changes included an increase in the number of authorized shares of Class A common stock needed to effectuate our eight share dividend, restrictions on Class A and Class B ownership and transfer required by the SEC in connection with the initial public offering, and certain anti-takeover provisions common among public companies.
- We intend to reorganize into a holding company structure. As a part of this, we obtained a favorable private letter ruling from the IRS relating to the tax treatment of the reorganization. The ruling from the IRS provides comfort that the reorganization qualifies as a tax-free reorganization within the meaning of the Code.
- We incurred professional fees of $2.1 million in 2004 related to this reorganization and expect to incur additional charges in 2005 as we complete our holding company structure.

SALE OF CLASS B-2 MEMBERSHIPS

During 2003, we sold 30 Class B-2 memberships for $1.5 million each and during 2004, we sold an additional 13 at the same price. The purchase price of certain Class B-2 memberships sold in 2003 was paid in full on the purchase date, while the purchase price for all others is payable in annual installments. However, each related purchase agreement grants immediate Class B-2 memberships upon consummation of the agreement. In 2003, we received $18.0 million under the agreements and in 2004, we received $33.0 million. We anticipate receiving $6.9 million in 2005, $6.0 million in 2006 and $0.6 million in 2007 under the installment plan for Class B memberships sold in 2003. On January 14, 2005, we paid a dividend to our current Class A stockholders for the net proceeds we are to receive under the installment plan as well as the sale of an additional membership.

We recognize revenue from the sale of Class B-2 memberships over an estimated useful life of 14 years on a straight line basis. In 2003 and 2004, we recognized related revenue of $2.1 million and $4.0 million, respectively.

OMX

All of our market participants have their orders matched using exchange trading technology developed for our exchange by us in collaboration with OMX. OMX specializes in developing electronic exchanges and has delivered electronic trading systems to a number of international exchanges and clearing houses. Our central exchange system is an enhanced version of OMX's standard trading software platform, modified to include functionality we designed to accommodate the complexities of options trading strategies and U.S. securities regulations.

We currently have two main contracts with OMX—a DLA and Support Agreement:

- DLA—Under the DLA, OMX granted us a license to use its exchange software and trading application. In September 2003, we expanded the scope of the DLA to grant us a broadened license for equities products based on cash and derivatives, as well as for derivatives on fixed income, currency and commodities. We agreed to pay OMX a fee based on each contract we traded in exchange for the original license. We paid a fixed amount for the broadened license. In June 2004, we renegotiated our DLA and agreed to pay OMX $27.7 million to eliminate the fee per contract of which $21.3 million was paid in October 2004, with the remainder to be paid over the next seven years. We have capitalized this obligation, amortizing it over an estimated life of seven years, and recorded a related liability.
- Support Agreement—Under this agreement, OMX is obligated to provide us with customer service and support with respect to our use and operation of the software that OMX licensed and adapted pursuant to the DLA. OMX is further obligated to develop and deliver releases or enhancements to such software. The support agreement is in force for the next six years. We have agreed to pay OMX a minimum of $10.0 million over the next six years for this support.

FIXED AND VARIABLE EXPENSES

Our expense structure is predominantly fixed. However, there are some variable components that fluctuate with transaction volumes. In addition, we incur certain costs in anticipation of certain transaction volume levels. If demand for our services should decline suddenly

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and we are unable to adjust our fixed cost base on a timely basis, it could have a material adverse effect on our operating results and financial condition. In addition, we may continue to make significant expenditures related to technological innovations over long periods of time, so that our operating margins and profitability could be adversely affected.

SOURCES OF REVENUES

Our revenues are comprised of transaction fees, other member fees, market data fees and other revenues:

Transaction Fees

Transaction fees have accounted for, and continue to account for, a majority of our revenues. Transaction fees consist of fees we charge to our members for execution and comparison of trades as well as surcharges for trading licensed products and are recorded as transactions occur on a trade-date basis. We generally charge transaction fees on each side of a buy or sell transaction, or on a per-side basis.

The execution fee varies based upon the overall contract trading volume on our exchange. As our ADV rises above certain levels, the execution fee for all of our members is reduced. Therefore, as our volumes have increased, this fee has decreased from $0.22 per side in 2002 to $0.18 in 2004.

At times, we have reduced or waived certain fees for a period of time in order to attract specific segments of the options trading business, to promote specific products or to address competitive pricing pressures in the marketplace. For example, we have not charged and do not currently charge our members for executing non-broker-dealer customer orders on our exchange. Non-broker-dealer customer orders are transactions submitted on behalf of a Class B member's customer as opposed to firm proprietary orders, which Class B members submit on behalf of their own trading business. Non-broker-dealer customer orders comprised 31.5% of our total sides in 2002, 35.7% in 2003 and 39.1% in 2004 and we believe this increasing trend will continue. Therefore, increases in our non-broker-dealer customer orders reduce our average revenue per side. However, any reductions or waivers of fees may be ended at any time.

Transaction fees can fluctuate significantly based upon contract trading volumes, pricing changes and the proportion of non-broker-dealer customer volume in the trading mix. Since the contract trading volume of options is largely based upon the equity security underlying the options contract, our transaction fee revenues may be impacted by fluctuations in the overall volumes and volatility in the markets and in the underlying stock's trading volume. Also, our transaction fee revenues may be impacted by volatility of the overall contract trading volumes and volatility of the U.S. exchange-listed and over-the-counter, or OTC, stock markets.

We continue to evaluate our product pricing and may make further reductions or waivers of fees, which may negatively affect our revenues.

Other Member Fees

Other member fees represent:

- Fees for connectivity and access to our exchange;
- Revenue from the sale of Class B-2 memberships, including imputed interest from installment sales;
- Fees for use of our communications network, equipment and trading software; and
- Regulatory and administrative fees.

Access and regulatory and administrative fees are primarily affected by the number of participants that become members of our exchange. Connectivity fees vary based on the number of users logging into our trading system from our members. Communication, equipment and software fees vary based on capacity requirements that are dictated by the number of quotes, or orders, and related updates that members submit to our trading system as well as the communication method chosen by the member.

Connectivity and access fees and communications, equipment and trading software fees are charged and recognized on a monthly basis. Administrative fees are charged and recognized as incurred. Regulatory fees are charged on an annual basis to cover our costs for surveillance systems and staff and recognized over a twelve-month period. Deferred revenue from the sale of Class B-2 memberships is recognized over 14 years.

During 2003, we sold 30 Class B-2 memberships and during 2004, we sold 13. We recognize revenue from these sales over 14 years on a straight line basis. These Class B-2 memberships were sold for $1.5 million per Class B-2 membership pursuant to separate purchase agreements. For Class B memberships sold on an installment basis, we record imputed interest at a rate of 5.28% over the term of the installment sale. To the extent installments are paid earlier than scheduled, we will be required to accelerate the remaining unamortized discount or interest, which may substantially increase our revenue reported in that period. In addition, we anticipate selling all of the remaining unsold 17 Class B-2 memberships, and may effect such sales at any time. However, we have no present agreements with any entity with respect to the purchase of such Class B-2 memberships and cannot assure any such sales will occur.

Market Data Fees

Market data fees represent the sale of our transaction information, often referred to as market data, through OPRA. Revenue is recorded as transactions occur on a trade-date basis. OPRA gathers mar-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ket data from various options exchanges and, in turn, sells this market data to third parties. As a participant exchange, we sit on a committee with other participant exchanges that administers the Plan. Revenue generated by OPRA from the sale of market data is shared among OPRA's participants according to the relative number of trades executed by each of the participant exchanges. A trade consists of a single transaction, but may consist of several contracts. Each participant exchange's share of market data revenue generated by OPRA is calculated on a per trade basis and is not based on the underlying number of contracts.

Other Revenues

Other revenue is comprised primarily of:

- Revenue associated with our marketing fund program. We make payments for discretionary business development activities to attract order flow to our exchange. Under this program, we assessed fees to our market makers until July 2002, when we discontinued the assessment of such fees. From July 2002 through July 2004, when the program formally ended, we distributed all the amounts remaining from those fees under general rules and guidelines established by the market makers, at our discretion. Accordingly, we reflected the assessments and payments on a gross basis where marketing fund revenues we recognized were offset dollar-for-dollar by expenses that we recognized and that were associated with payments we made from this fund.
- Interest income generated from short-term money market accounts and investments of our excess cash in U.S. Treasuries.
- Realized and unrealized gains and losses from our securities that are mutual funds associated with our long-term incentive compensation plan. Changes in the value of these securities for the vested portion of the plan are offset dollar-for-dollar by expenses or credits to our compensation and benefits expense. We are at risk for changes in the value of the unvested portion of the plan.

COMPONENTS OF EXPENSES

Compensation and Benefits

Employee compensation and benefits expense includes salaries, incentive compensation and related employee benefits and taxes. Salaries and incentive compensation account for the majority of our compensation and benefits expense. Virtually all of our employees receive annual incentive compensation and participate in our long-term performance-based profit sharing plan, both of which are based on our overall operating results as well as their individual performance. As a result, a portion of this expense fluctuates based on our operating results. In connection with this offering, we expect to have higher incentive compensation costs in future periods for one-time awards to employees to recognize the success of our business and to reflect anticipated additions of personnel. In addition, we intend to change our current long-term performance-based profit sharing plan to a stock based plan in connection with our offering, which will likely result in higher expenses than our previous incentive compensation. Additionally, in future periods, compensation and benefits expense will include the cost associated with the issuance of restricted stock and stock options. These awards will be measured at fair value as of the date of grant and recorded over the appropriate vesting periods. We made these grants in connection with our intial public offering.

Technology and Communication

Technology and communication expense consists primarily of costs associated with maintenance of and enhancements to our central trading system, network connections to our members, our office communication and software and equipment expenses. Costs associated with our central trading system account for the majority of this expense and are comprised of a licensing fee based upon usage and maintenance of software from OMX. We license our central trading system from OMX under a multi-year contractual relationship and, prior to June 30, 2004, paid a fee per each transaction executed on our exchange. We also pay for costs for enhancements and maintenance of the system. In June 2004, we renegotiated and eliminated the per transaction fee with OMX and replaced it with a fixed fee. Technology and communication expense generally fluctuates based upon long-term trends in our business activity. Certain elements of this expense, which we incur in anticipation of certain transaction volume levels, have both a fixed and variable nature. Once we incur these expenses initially, we may not incur them going forward on a recurring, annual basis. As a result of the importance of our systems to the viability of our business, we continue to invest heavily in areas such as system capacity and reliability, increased functionality and performance and security. We also must modify our systems from time to time to comply with various regulatory requirements. The expenses we incur for these modifications may vary substantially from period to period.

Occupancy

Occupancy costs consist primarily of rent, maintenance and utilities for offices and facilities for our corporate headquarters in downtown New York City and our back-up facilities located in Jersey City, New Jersey. A portion of our primary lease in New York City expires in 2015, and another portion expires in 2009. We continually review our occupancy needs in light of our headcount growth as well as factors that affect our computer operations and disaster recovery needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Professional Fees

Professional fees consist of technology consulting, legal, regulatory and accounting fees. These expenses fluctuate as a result of changes in our requirements for major undertakings that require the use of professional services. Certain expenses, such as those related to new business initiatives, may be made at the discretion of our management and may fluctuate from year to year.

Marketing and Business Development

Marketing and business development expense consists of advertising, public relations and product promotion campaigns that are initiated to promote brand awareness as well as existing and new products and services. This expense also includes seminar, conference and convention expenses related to trade shows and other industry events. These expenses may vary based upon management's discretion. Also included are expenses we recognize under our marketing fund program. As discussed in "—Sources of Revenues—Other Revenues" above, marketing fund expenses are offset dollar-for-dollar by revenues we recognize that are associated with payments we make from this fund.

Depreciation and Amortization

Depreciation and amortization expense results primarily from the amortization of software licenses and leasehold improvements, as well as depreciation of the fixed assets we purchase.

Other Expenses

Other expenses consist primarily of licensing fees we pay for our members to trade options on exchange traded funds, board of directors expenses, travel and entertainment related costs, general office expenses and liability insurance premiums. Licensing fees are offset by surcharges we charge members for trading licensed products, which are included in transaction fee revenues.

Provision for Income Taxes

Provision for income taxes is based on the application of prevailing federal, state and local tax rates. The difference between our effective tax rate and the statutory tax rate may vary from period to period, but primarily results from state and local taxes and the effect of certain non-deductible expenses. Prior to our 2002 reorganization, we were a limited liability company and treated as a partnership for federal, state and local income tax purposes. Accordingly, all items of income, expense, gains and loss were allocated to our limited liability company members. After our 2002 reorganization, in which we converted from a limited liability company to a corporation, we filed a consolidated tax return for federal, state and local income tax purposes. We do not believe our proposed reorganization, if effected, will have a material effect on our future effective tax rate or on our future financial results.

PUBLIC COMPANY AND SRO CORPORATE GOVERNANCE EXPENSES

As a public company, we will be subject to the requirements of the Sarbanes-Oxley Act of 2002, which may require us to incur significant expenditures in the near term to establish systems and hire and train personnel to comply with these requirements. In addition, as a public company, we expect to incur additional costs for external advisors such as legal, accounting and auditing fees as well as additional marketing and investor relations expenses.

We also believe that, as an SRO, we will likely be subject to additional corporate governance, transparency, oversight and ownership rules proposed by the SEC in November 2004. We are presently evaluating and monitoring developments with respect to the proposed rules and cannot predict or estimate the full extent to which these proposals, if adopted as proposed, may affect us or our operations or the amount of the additional costs we may incur or the timing of such costs.

FINANCIAL OVERVIEW

Our revenues have been directly impacted by trading volumes of equity options on our exchange. Our profitability depends to a significant extent on our ability to attract and retain trading volumes. We derive revenues on both a per-side and per-trade basis, depending upon the source of revenue. The transaction fees we receive for trade execution are determined on a per-side basis. Market data fees are determined on a per-trade basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents key transaction volume information, as well as other selected operating information for the periods presented. A description of how we calculate our market share, our trading volumes and other operating measures is set forth below.

Key Statistical Information

	Year Ended December 31,		
	2002	2003	**2004**
Trading days	252	252	**252**
Average daily trading volume (contracts): (1)(2)			
Total U.S. industry equity options traded (in thousands)	2,817	3,295	**4,300**
Our equity options traded (in thousands)	605	972	**1,432**
Our market share of equity options traded	21.5%	29.5%	**33.3%**
Our member total trading volume (sides, in thousands): (3)			
Customer	95,843	174,798	**282,367**
Firm proprietary	20,281	39,257	**53,464**
Market maker	188,419	275,702	**385,875**
Total	304,543	489,757	**721,706**
Our market share of total industry trading: (4)			
Customer	13.9%	21.3%	**27.5%**
Firm proprietary	11.6%	17.8%	**20.1%**
Market maker	27.1%	35.6%	**36.1%**
Revenue:			
Average transaction fee per side (5)	$0.16	$0.13	**$0.12**
Average transaction fee per revenue side (6)	$0.22	$0.20	**$0.18**
Our Trades: (7)			
Average contracts per trade	17.1	17.8	**17.3**
Average trades per day (in thousands)	35.4	54.8	**82.8**
Total number of trades (in thousands)	8,909	13,801	**20,858**
Our market share of industry trade volume	20.7%	29.3%	**35.0%**
Our Listed Issues: (8)			
Average number of issues traded during the period	500	560	**655**
Our Members (average number trading during period):			
PMMs	10	10	**10**
CMMs	79	110	**135**
EAMs	69	89	**95**
Total	158	209	**240**
Employees at end of period	125	137	**151**

(1) Represents single counted contract volume. For example, a transaction of 500 contracts on our exchange is counted as a single 500 contract transaction for purposes of calculating our volumes, even though we may receive transaction fees from parties on both sides of the transaction, one side of a transaction, or in some cases, neither side of a transaction.

(2) Our market share is calculated based on the number of contracts executed on our exchange as a percentage of total industry contract volume.

(3) Represents each side of a buy or sell transaction. For example, a transaction of 500 contracts on our exchange is counted as two sides of 500 contracts, representing a buy and a sell transaction. We do not currently receive transaction fees from non-broker-dealer customer sides. Non-broker-dealer customer orders comprised 31.5% of our total sides in 2002, 35.7% in 2003 and 39.1% in 2004, respectively.

(4) Represents our market share of total U.S. industry equity trading for members trading on our exchange based on contract trading volume.

(5) Average transaction fee per side is calculated by dividing our transaction fees of $48.2 million, $64.8 million and $83.1 million for the years ended December 31, 2002, 2003 and 2004, respectively, by the total number of sides executed on our exchange. We have not charged our members for executing non-broker-dealer customer orders on our exchange since our inception. This has amounted to waivers of $6.9 million in 2002, $12.8 million in 2003 and $21.6 million in 2004, respectively. Comparing our average transaction fee per side to our average transaction fee per revenue side reflects the negative effect of our fee waivers on our revenues, on a per side basis.

(6) Our average transaction fee per revenue side reflects the transaction fee we charge to our market participants per our publicly available pricing schedules. These schedules were part of rule proposals that became effective upon filing pursuant to Section 19(b)(3)(A) of the Exchange Act. The SEC may abrogate such rule proposals within 60 days of filing if it determines that such action is necessary or appropriate in the public interest, for the protection of investors or otherwise in furtherance of the purposes of the Exchange Act.

(7) Members can have several contracts per trade. Trades represent the number of trades cleared through OCC. Market data revenue is generated on a per trade basis, not on a contract basis.

(8) By "issues" we mean the number of securities underlying our options. We trade multiple options series on each underlying security.

We derive our data from our own records and data for the markets in which we compete from information published by or prepared for OCC and OPRA.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth our consolidated statements of income data for the periods presented as a percentage of total revenue:

	Year Ended December 31,		
	2002	2003	**2004**
REVENUES:			
Transaction fees	65.7%	64.5%	**66.3%**
Other member fees	19.7	18.9	**18.2**
Market data	12.3	13.2	**13.7**
Other	2.3	3.4	**1.8**
TOTAL REVENUES	100.0	100.0	**100.0**
EXPENSES:			
Compensation and benefits	25.3	25.6	**26.7**
Technology and communication	28.2	20.6	**13.0**
Occupancy	4.6	3.6	**3.2**
Professional fees	3.2	3.6	**3.2**
Marketing and business development	4.6	5.5	**2.9**
Depreciation and amortization	2.8	1.4	**3.2**
Other	4.5	3.8	**4.8**
Reorganization	21.9	—	**1.7**
TOTAL EXPENSES	95.1	64.2	**58.8**
Income before provision for income taxes	4.9	35.8	**41.2**
Provision for income taxes	3.8	15.7	**20.4**
NET INCOME	1.1%	20.1%	**20.9%**

Year Ended December 31, 2004 versus December 31, 2003

OVERVIEW

Net income increased 29.5% from $20.2 million in 2003 to $26.2 million in 2004, primarily due to increased trading volumes and higher revenue from the sale of additional Class B-2 memberships. Our expenses increased 14.1% from $64.5 million in 2003 to $73.7 million in 2004, primarily due to higher incentive compensation and increased headcount as well as reorganization costs.

REVENUES

Transaction Fees

Transaction fee revenues increased 28.1% from $64.8 million in 2003 to $83.1 million in 2004, primarily due to increased trading volume on our exchange. This strong volume growth was due to several factors, including the following:

- Industry ADV for equity options for 2004 increased 30.5% from 2003. Our ADV increased 47.3% over the same period and our market share increased from 29.5% to 33.3%.
- The average number of members who executed transactions on our exchange increased from 209 in 2003 to 240 in 2004. This was primarily due to the sale of additional Class B-2 memberships to CMMs.
- The average number of issues available to trade on our exchange increased from 560 in 2003 to 655 in 2004.
- Our overall market share of market maker and firm proprietary sides of equity options executed on all U.S. options markets increased from 35.6% and 17.8%, respectively, in 2003 to 36.1% and 20.1%, respectively, in 2004. "Market maker sides" refers to sides that PMMs or CMMs execute; "firm proprietary sides" refers to sides that broker-dealers other than PMMs or CMMs execute, generally transactions by non-market makers for their proprietary trading accounts as well as orders from market makers from other competing exchanges.

Our average transaction fee per side decreased 8.3% from $0.13 in 2003 to $0.12 in 2004. This decrease was due to several factors, including the following:

- A decrease in our transaction fee pursuant to our pricing structure. Our fee structure has an embedded discount that reduces transaction fees for all of our members as the ADV on our exchange increases. Our average transaction fee per revenue side, as set forth in our pricing schedule, decreased from $0.20 in 2003 to $0.18 in 2004 due to our increased volumes.
- Increase in customer sides. We currently do not charge any fees for customer transactions, except for options on SPDRs® which commenced trading in 2005. Customer transactions represented 35.7% of all sides executed on our exchange in 2003 compared to 39.1% in 2004. However, overall revenues generated from increased market maker and firm proprietary sides, on which we do charge transaction fees, more than offset the increase in customer sides and the decrease in average transaction fee per side.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We expect our transaction fee revenues will continue to constitute the largest percentage of our total revenues and continue to fluctuate significantly based upon trading volumes, pricing changes and trading mix of market maker, firm proprietary and non-broker-dealer customer sides. We continually examine our fee structure in light of competitive changes in the marketplace.

Other Member Fees

Other member fees increased 20.1% from $19.0 million in 2003 to $22.9 million in 2004. The increase was primarily due to an increase of $2.9 million for revenue recognized related to the sale of additional Class B-2 memberships, including $0.9 million of imputed interest on an installment sale paid ahead of schedule. We recognized revenue associated with the sale of 30 Class B-2 memberships in 2003 and an additional 13 Class B-2 memberships in 2004. Each Class B-2 membership was sold for $1.5 million and we recognize revenue from the sale over 14 years on a straight line basis, as well as imputed interest on Class B-2 memberships sold on an installment basis. In addition, our connectivity fees increased $2.2 million due to the additional Class B-2 members. Partly offsetting these increases was a decrease of $1.0 million related to lower communication fees as we continue to direct our members to obtain and pay for their own communication lines to our network. This, in turn, reduces some of our costs associated with these lines. We expect our other member fees to fluctuate based upon the number of members on our exchange, communication technology changes and the sale of our remaining 17 Class B-2 memberships.

Market Data

Market data revenues increased 30.2% from $13.2 million in 2003 to $17.2 million in 2004. The increase was primarily attributable to a proportionately higher number of trades executed on our exchange as well as increased revenues earned by OPRA during the period. We provide our transaction information to OPRA and we earn a portion of OPRA's revenue based on our pro-rata share of the total number of trades accounted for by exchanges participating in OPRA. Our number of trades increased 51.2% in 2004 from 2003. We accounted for 29.3% of total industry trades in 2003 compared to 35.0% in 2004. We expect our market data revenues to continue to fluctuate based upon trading volumes and OPRA's profitability.

Other

Other revenues decreased 35.1% from $3.4 million in 2003 to $2.2 million in 2004. The decrease was primarily attributable to lower revenues from our marketing fund program, which ended in July 2004. Marketing fund revenues decreased $1.7 million from 2003 versus 2004. Marketing fund revenues are offset dollar-for-dollar by expenses incurred for this program. Partially offsetting this decrease was an increase of $0.4 million of interest income resulting from our higher average cash balances and a $0.2 million increase in unrealized gains on securities owned.

EXPENSES

Compensation and Benefits

Compensation and benefits expense increased 30.0% from $25.8 million in 2003 to $33.5 million in 2004. The increase was primarily due to increased incentive compensation expense for both our annual and long-term performance based profit sharing plans. The higher expense in the annual plan reflects our increased profitability versus 2003 as well as one-time awards granted in contemplation of this offering. Under our long-term incentive compensation plan, each year we grant to our employees incentive compensation that vests over three years. Similarly, we recognize expense related to each year's grant over three years. Our expenses related to this plan were higher in 2004, which represented grants made during the three-year period from 2001 to 2003, versus expenses for 2003, which represented grants made during the two-year period from 2001 through 2002. Also contributing to an increase in expense were higher costs as a result of increased headcount to support our growth. Our headcount increased from 137 as of December 31, 2003 to 151 as of December 31, 2004. We expect to incur higher stock-based compensation costs in future years due to the one-time awards to employees we will make in conjunction with this offering to recognize the success of our business. We also expect increases in headcount to support anticipated growth and in connection with our new status as a public company. In addition, we changed our current long-term performance based profit sharing plan to a stock-based plan in connection with our offering, which will likely result in higher expenses than our previous long-term plan.

Technology and Communication

Technology and communication expense decreased 21.4% from $20.7 million in 2003 to $16.3 million in 2004. Fees paid to OMX decreased $2.7 million due to lower licensing fees as we have signed a new agreement changing this fee from usage based to fixed price, as well as lower enhancement fees which were predominantly capitalized in 2004 in accordance with generally accepted accounting principles. Costs related to our communication network decreased $1.8 million primarily as a result of directing our members to obtain and pay for their own communication lines to our network, as well as lower leasing costs resulting from favorable rates and equipment efficiencies. We anticipate technology and communication expense to fluctuate with increases in volumes and trading system enhancements as well as technology changes in the industry.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As a result of the renegotiation of our DLA with OMX, our software amortization will increase by approximately $4.0 million annually with a corresponding decrease in technology and communications expense of $5.0 million annually.

Occupancy

Occupancy expense increased 9.9% from $3.7 million in 2003 to $4.0 million in 2004, primarily due to higher lease expense as a result of expanding our office space to support our growth in head-count as well as expanded space for disaster recovery purposes. We anticipate these expenses will increase as we continually review our space requirements, specifically related to our computer operations and disaster recovery needs.

Professional Fees

Professional fees increased 10.7% from $3.7 million in 2003 to $4.0 million in 2004. The increase was primarily due to higher technology consulting costs for on-going maintenance and routine enhancements to our trading technology and internal systems as well as higher regulatory costs related to our member surveillance responsibilities. As a public company, we expect to incur additional costs for external advisors such as legal, accounting and auditing fees.

Marketing and Business Development

Marketing and business development expense decreased 33.7% from $5.6 million in 2003 to $3.7 million in 2004. The decrease was due primarily to the termination of the marketing fund. As a public company, we expect these costs to increase particularly related to our branding campaigns as we continue to strengthen our name and expand our reach to potential investors.

Depreciation and Amortization

Depreciation and amortization increased from $1.4 million in 2003 to $4.0 million in 2004. Amortization of our trading system licenses increased $2.1 million due to the purchase of expanded trading licenses from OMX in September 2003 and the renegotiation of our DLA with OMX in June 2004. Depreciation of our furniture and fixtures increased $0.1 million due to additional purchases to support our expanded office space.

As a result of the renegotiation of our DLA with OMX, our software amortization will increase by approximately $4.0 million annually with a corresponding decrease in technology and communications expense of $5.0 million annually. We also may incur additional software amortization expense related to enhancements to our trading system in order to remain competitive. In addition, our leasehold improvements amortization may increase as we review our office space requirements.

Other

Other expenses increased 58.7% from $3.8 million in 2003 to $6.0 million in 2004. This increase was primarily due to an increase of $1.5 million in licensing fees we paid for trading options on index-based exchange traded funds as a result of increased trading in these products. These fees are offset by surcharges we charge our members for trading these licensed options, which are included in transaction fee revenues. In addition, we had increases in board fees and general and administrative expenses to support our growth.

Reorganization

We incurred $2.1 million in reorganization costs in 2004. These expenses consist primarily of legal and other professional fees related to our anticipated reorganization into a holding company structure following the completion of this offering. We expect these costs to continue into 2005.

Provision for Income Taxes

Our tax provision increased from $15.8 million in 2003 to $25.5 million in 2004 as a result of increased income before taxes. Our effective tax rate increased from 43.8% to 49.4% over the same period primarily due to a higher allocation of income in New York State and New York City which has a high tax rate, the non-deductibility of reorganization costs, and the loss of certain credits related to our location in downtown New York City. We do not believe our proposed reorganization, if effected, will have a material effect on our future effective tax rate or financial results. We expect our effective tax rate to be approximately 47% in 2005. We are currently looking at various tax strategies to potentially reduce our effective tax rate.

Year Ended December 31, 2003 versus December 31, 2002

OVERVIEW

Our net income increased from $0.8 million in 2002 to $20.2 million in 2003, primarily due to higher revenues associated with increased trading volumes and higher revenue from the sale of additional Class B-2 memberships. Excluding our 2002 reorganization charge of $16.1 million, our net income would have increased 19.6% from 2002 to 2003. Our expenses decreased 7.5% from $69.8 million in 2002 to $64.5 million in 2003. Excluding our 2002 reorganization charge, our expenses would have increased 20.1% primarily due to higher incentive compensation and increased headcount.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

REVENUES

Transaction Fees

Transaction fee revenues increased 34.4% from $48.2 million in 2002 to $64.8 million in 2003, primarily due to increased trading volume on our exchange. This strong volume growth was due to several factors, including:

- Industry ADV for equity options contracts increased 17.0% from 2002 to 2003. Our ADV increased 60.8% over the same period and our market share increased from 21.5% to 29.5% from 2002 to 2003.
- The average number of members who executed transactions on our exchange increased from 158 in 2002 to 209 in 2003. This was primarily due to the sale of additional Class B-2 memberships to CMMs.
- The average number of issues available to trade on our exchange increased from 500 in 2002 to 560 in 2003.
- Our market share of market maker and firm proprietary sides executed on all U.S. options exchanges increased from 27.1% and 11.6% in 2002 to 35.6% and 17.8% in 2003, respectively.

Our average transaction fee per side decreased 18.8% from $0.16 in 2002 to $0.13 in 2003. This decrease was due to several factors, including:

- Decrease in our transaction fee pursuant to our pricing structure. Our fee structure has an embedded discount that reduces transaction fees for all members as the ADV based on number of contracts traded on our exchange rises above certain levels. Our average transaction fee per revenue side, as provided in our pricing schedule, decreased from $0.22 in 2002 to $0.20 in 2003 due to our increased volumes.
- Increase in non broker-dealer customer sides. We currently do not charge any fees for non broker-dealer customer transactions. These transactions represented 31.5% of all sides executed on our exchange in 2002 compared to 35.7% in 2003. However, increased market maker and broker-dealer proprietary sides, for which we do charge transaction fees, more than offset the increase in non broker-dealer customer sides and the decrease in average transaction fee per side.

Other Member Fees

Other member fees increased 31.4% from $14.5 million in 2002 to $19.0 million in 2003. This increase was primarily due to higher revenue associated with the sale of additional Class B-2 memberships. We recognized revenue from the sale of 30 Class B-2 memberships in 2003 over 14 years on a straight line basis as well as imputed interest. Each Class B-2 membership was sold for $1.5 million. In addition, we earned higher connectivity fees due to additional Class B-2 members. Our communication, equipment and software fees decreased $1.0 million as we continue directing our members to obtain and pay for their own communication lines to our network, thereby eliminating a fee from us.

Market Data

Market data revenues increased 46.9% from $9.0 million in 2002 to $13.2 million in 2003. This increase was primarily attributable to a proportionately higher number of trades executed on our exchange. Our number of trades increased 54.9% from 2002 to 2003. We accounted for 20.7% of the total industry number of trades in 2002 compared to 29.3% in 2003.

Other

Other revenues increased from $1.7 million in 2002 to $3.4 million in 2003. This increase was partially attributable to $0.5 million of higher revenues from our marketing fund. Marketing fund revenues are offset dollar-for-dollar by expenses associated with payments we make from this fund. Also increasing were unrealized gains on securities we own, which increased $1.1 million from 2002 to 2003. Of this increase, $0.5 million is offset dollar-for-dollar by additional compensation and benefits expense. Our securities owned are comprised of mutual funds for our long-term incentive compensation plan which vests over three years. Changes in the value of our securities owned for the vested portion of the plan are offset dollar-for-dollar by expenses or credits to our compensation and benefits expense. We are at risk for changes in the value of the unvested portion of the plan. Interest income increased $0.2 million from 2002 to 2003 due to our higher average cash balances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXPENSES

Compensation and Benefits

Compensation and benefits expense increased 39.0% from $18.5 million in 2002 to $25.8 million in 2003. This increase was primarily due to increased incentive compensation as well as higher costs related to increased headcount to support our growth. Our headcount increased from 125 at the end of 2002 to 137 at the end of 2003.

Technology and Communication

Technology and communication expense remained constant at $20.7 million in 2002 and 2003. Costs related to our core trading system increased $0.4 million primarily due to on-going maintenance and routine enhancements as well as equipment upgrades. Payments to OMX increased $1.3 million due to higher license fees as a result of our increased trading volumes as well as continued maintenance and support of our core trading system. Costs related to our communication network decreased $1.9 million primarily resulting from lower leasing costs for equipment due to favorable rates and lower levels of equipment leased. In addition, our communication costs have decreased as we continue to direct our members to obtain and pay for their own communication lines to our network.

Occupancy

Occupancy expense increased 7.8% from $3.4 million in 2002 to $3.7 million in 2003. This increase was primarily due to higher lease expenses as a result of expanding our office space to support our growth.

Professional Fees

Professional fees increased 55.7% from $2.3 million in 2002 to $3.7 million in 2003. Legal fees increased due to legal matters related to the issuance of Class B-2 memberships as well as general corporate matters. Accounting fees increased due to additional audit and accounting services in preparation for this offering. In addition, we had higher consulting expenses related to investment banking services.

Marketing and Business Development

Marketing and business development expense increased 65.2% from $3.4 million in 2002 to $5.6 million in 2003. This increase was primarily due to higher spending on a corporate branding campaign. Also increasing was spending from our marketing fund. Marketing fund expenses are offset dollar-for-dollar by revenues associated with collections for the fund.

Depreciation and Amortization

Depreciation and amortization decreased 31.6% from $2.0 million in 2002 to $1.4 million in 2003. Our expenses in 2002 were higher due to a write-down of $0.6 million for permanent impairment of fixed assets, primarily leasehold improvements and computer equipment due to a reconfiguration of our office space to support our growth. Partly offsetting this decrease was an increase of $0.1 million in amortization costs for licenses related to our trading system particularly related to our broadened license agreement with OMX.

Other

Other expenses increased 14.5% from $3.3 million in 2002 to $3.8 million in 2003. This increase was primarily due to higher licensing fees of $0.6 million we pay for trading of options on index-based exchange traded funds as a result of increased trading in these products. These expenses are offset by surcharges we charge members for trading these licensed options, which are included in transaction fee revenues.

Provision for Income Taxes

Our tax provision increased from $2.8 million in 2002 to $15.8 million in 2003. As part of our 2002 reorganization, we converted from a limited liability company to a corporation. Our tax provision for 2002 reflects tax on income earned from May 1, 2002 to December 31, 2002. Our rate in 2002 was higher due to the non-deductibility of our 2002 reorganization expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

QUARTERLY RESULTS

The following tables set forth selected unaudited consolidated quarterly statement of income data, both in dollar amounts and as a percentage of total revenues, and selected unaudited consolidated quarterly operating data for the twelve quarters ended December 31, 2004. In our opinion, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this annual report and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read together with the consolidated financial statements and related notes included elsewhere in this annual report. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such. We believe we experience increased levels of trading activity in the first and second quarters of each year, primarily in the winter and spring months, and decreased levels of trading activity in the third and fourth quarters of each year, primarily in the summer and holiday months. To date, these seasonal trends may be masked by the significant quarter-over-quarter growth in our trading volumes and operating results.

(in thousands except per share amounts) (unaudited)	Three Months Ended											
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
REVENUES												
Transaction fees	$10,380	$11,942	$13,497	$12,414	$13,804	$16,173	$16,516	$18,353	**$21,652**	**$19,779**	**$18,973**	**$22,677**
Other member fees	3,478	3,575	3,798	3,645	3,797	5,137	4,964	5,144	**5,192**	**5,791**	**5,584**	**6,308**
Market data	1,565	2,395	2,586	2,454	3,121	3,369	3,326	3,405	**3,900**	**4,329**	**4,376**	**4,606**
Other	234	464	1,688	(710)	556	1,103	742	1,000	**305**	**514**	**155**	**1,232**
TOTAL REVENUES	15,656	18,377	21,569	17,803	21,276	25,782	25,548	27,902	**31,049**	**30,413**	**29,088**	**34,823**
EXPENSES												
Compensation and benefits	4,451	4,609	4,655	4,830	5,408	5,821	6,131	8,416	**7,555**	**7,760**	**7,572**	**10,620**
Technology and communications	5,600	5,470	4,733	4,903	5,041	4,728	5,328	5,587	**4,693**	**4,123**	**2,953**	**4,497**
Occupancy	750	811	832	1,005	843	834	828	1,157	**861**	**942**	**1,106**	**1,117**
Professional fees	447	1,019	115	767	734	492	1,013	1,418	**958**	**640**	**799**	**1,651**
Marketing and business development	225	551	1,224	1,365	1,324	1,557	1,164	1,515	**843**	**751**	**961**	**1,130**
Depreciation and amortization	753	664	314	317	320	318	338	426	**487**	**534**	**1,455**	**1,504**
Other	721	836	755	1,015	721	943	905	1,239	**1,397**	**1,344**	**1,570**	**1,733**
Reorganization	—	16,083	—	—	—	—	—	—	**—**	**577**	**971**	**559**
TOTAL EXPENSES	12,947	30,043	12,628	14,202	14,391	14,693	15,707	19,758	**16,794**	**16,671**	**17,387**	**22,811**
Income/(loss) before provision for taxes	2,709	(11,666)	8,941	3,601	6,882	11,090	9,841	8,144	**14,255**	**13,742**	**11,701**	**12,012**
Provision for income taxes	—	720	1,460	587	2,989	4,797	4,406	3,563	**6,843**	**6,795**	**5,951**	**5,958**
NET INCOME/(LOSS)	$ 2,709	($12,386)	$ 7,481	$ 3,014	$ 3,893	$ 6,293	$ 5,435	$ 4,581	**$ 7,412**	**$ 6,947**	**$ 5,750**	**$ 6,054**
EARNINGS/(LOSS) PER SHARE:												
Basic	—	$ (0.57)	$ 0.23	$ 0.09	$ 0.12	$ 0.20	$ 0.17	$ 0.14	**$ 0.23**	**$ 0.22**	**$ 0.18**	**$ 0.19**
Diluted	—	$ (0.57)	$ 0.23	$ 0.09	$ 0.12	$ 0.19	$ 0.16	$ 0.14	**$ 0.22**	**$ 0.20**	**$ 0.17**	**$ 0.18**
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:												
Basic	—	21,544	32,139	32,139	32,139	32,139	32,139	32,139	**32,139**	**32,139**	**32,139**	**32,139**
Diluted	—	21,761	32,971	33,251	33,399	33,410	33,418	33,423	**33,916**	**33,918**	**33,920**	**33,921**
REVENUES												
Transaction fees	66.3%	65.0%	62.6%	69.7%	64.9%	62.7%	64.6%	65.8%	**69.7%**	**65.0%**	**65.2%**	**65.1%**
Other member fees	22.2	19.5	17.6	20.5	17.8	19.9	19.4	18.4	**16.7**	**19.0**	**19.2**	**18.1**
Market data	10.0	13.0	12.0	13.8	14.7	13.1	13.0	12.2	**12.6**	**14.2**	**15.0**	**13.2**
Other	1.5	2.5	7.8	(4.0)	2.6	4.3	2.9	3.6	**1.0**	**1.7**	**0.5**	**3.5**
TOTAL REVENUES	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	**100.0**	**100.0**	**100.0**	**100.0**
EXPENSES												
Compensation and benefits	28.4	25.1	21.6	27.1	25.4	22.6	24.0	30.2	**24.3**	**25.5**	**26.0**	**30.5**
Technology and communication	35.8	29.8	21.9	27.5	23.7	18.3	20.9	20.0	**15.1**	**13.6**	**10.2**	**12.9**
Occupancy	4.8	4.4	3.9	5.6	4.0	3.2	3.2	4.1	**2.8**	**3.1**	**3.8**	**3.2**
Professional fees	2.9	5.5	0.5	4.3	3.4	1.9	4.0	5.1	**3.1**	**2.1**	**2.7**	**4.7**
Marketing and business development	1.4	3.0	5.7	7.7	6.2	6.0	4.6	5.4	**2.7**	**2.5**	**3.3**	**3.2**
Depreciation and amortization	4.8	3.6	1.5	1.8	1.5	1.2	1.3	1.5	**1.6**	**1.8**	**5.0**	**4.3**
Other	4.6	4.5	3.5	5.7	3.4	3.7	3.5	4.4	**4.5**	**4.4**	**5.4**	**5.0**
Reorganization	—	87.5	—	—	—	—	—	—	**—**	**1.9**	**3.3**	**1.6**
TOTAL EXPENSES	82.7	163.5	58.5	79.8	67.6	57.0	61.5	70.8	**54.1**	**54.8**	**59.8**	**65.5**
Income/(loss) before taxes	17.3	(63.5)	41.5	20.2	32.4	43.0	38.5	29.2	**45.9**	**45.2**	**40.2**	**34.5**
Provision for income tax	—	3.9	6.8	3.3	14.0	18.6	17.2	12.8	**22.0**	**22.3**	**20.5**	**17.1**
NET INCOME/(LOSS)	17.3%	(67.4)%	34.7%	16.9%	18.3%	24.4%	21.3%	16.4%	**23.9%**	**22.8%**	**19.8%**	**17.4%**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Three Months Ended											
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
Trading days	60	64	64	64	61	63	64	64	**62**	**62**	**64**	**64**
Average daily trading volume (contracts) (1)(2)												
Total U.S. industry equity options traded (in thousands)	2,964	2,727	2,810	2,776	2,855	3,302	3,231	3,771	**4,697**	**4,062**	**3,747**	**4,699**
Our equity options traded (in thousands)	528	588	672	627	757	980	990	1,151	**1,485**	**1,360**	**1,290**	**1,590**
Our market share of equity options traded	17.8%	21.5%	23.9%	22.6%	26.5%	29.7%	30.6%	30.5%	**31.6%**	**33.5%**	**34.4%**	**33.8%**
Our member total trading volume (sides, in thousands): (3)												
Customer	18,318	22,898	26,688	27,940	30,104	43,447	46,128	55,120	**69,275**	**64,148**	**64,787**	**84,156**
Firm proprietary	4,275	5,437	5,186	5,383	8,867	10,009	9,460	10,922	**12,944**	**12,552**	**12,689**	**15,278**
Market maker	40,543	46,873	54,083	46,919	53,234	70,043	71,158	81,267	**101,944**	**91,997**	**87,767**	**104,167**
Total sides	63,136	75,208	85,957	80,242	92,205	123,499	126,746	147,309	**184,163**	**168,697**	**165,243**	**203,601**
Our market share of total industry trading: (4)												
Customer	10.7%	13.5%	15.2%	15.8%	17.6%	21.1%	22.2%	23.5%	**24.6%**	**26.4%**	**28.6%**	**30.4%**
Firm proprietary	10.2%	12.6%	11.8%	11.9%	17.3%	17.9%	18.0%	17.8%	**19.9%**	**19.9%**	**20.2%**	**20.5%**
Market maker	23.6%	27.6%	29.6%	27.4%	32.4%	36.5%	37.3%	35.6%	**36.1%**	**37.4%**	**36.9%**	**34.3%**
Revenue:												
Average transaction fee per side (5)	$0.16	$0.15	$0.16	$0.15	$0.15	$0.13	$0.13	$0.12	**$0.12**	**$0.12**	**$0.11**	**$0.11**
Average transaction fee per revenue side (6)	$0.22	$0.22	$0.21	$0.21	$0.21	$0.19	$0.19	$0.19	**$0.18**	**$0.18**	**$0.18**	**$0.18**
Our Trades: (7)												
Average contracts per trade	18.6	18.3	16.3	16.0	17.2	18.1	17.7	17.9	**17.6**	**17.7**	**17.9**	**16.3**
Average trades per day (in thousands)	28.4	32.1	41.2	39.3	44.1	54.2	56.0	64.2	**84.6**	**76.8**	**72.2**	**97.4**
Total trades (in thousands)	1,704	2,054	2,637	2,514	2,691	3,416	3,585	4,110	**5,247**	**4,761**	**4,619**	**6,232**
Our market share of industry trade volume	15.7%	20.4%	23.4%	23.3%	26.6%	28.9%	30.1%	31.1%	**33.2%**	**34.7%**	**35.2%**	**36.8%**
Our Listed Issues: (8)												
Average number of issues traded during the period	467	505	508	518	535	547	570	587	**611**	**648**	**675**	**678**
OUR MEMBERS (AVERAGE NUMBER TRADING DURING PERIOD)												
PMMs	10	10	10	10	10	10	10	10	**10**	**10**	**10**	**10**
CMMs	66	71	85	93	99	108	116	118	**126**	**139**	**139**	**135**
EAMs	58	68	72	78	81	88	92	95	**98**	**96**	**93**	**93**
Total	134	149	167	181	190	206	218	223	**234**	**245**	**242**	**238**
Employees at end of period	112	118	124	125	133	138	139	137	**145**	**152**	**156**	**151**

(1) Represents single counted contract volume. For example, a transaction of 500 contracts on our exchange is counted as a single 500 contract transaction for purposes of calculating our volumes, even though we may receive transaction fees from parties on both sides of a transaction, one side of a transaction, or in some cases, neither side of a transaction.

(2) Our market share is calculated based on the number of contracts executed on our exchange as a percentage of total industry contract volume.

(3) Represents each side of a buy or sell transaction. For example, a transaction of 500 contracts on our exchange is counted as two sides of 500 contracts, representing a buy and a sell transaction. We do not currently receive transaction fees from non-broker-dealer customer sides.

(4) Represents our market share of total U.S. industry equity options trading for members trading on our exchange based on contract trading volume.

(5) Average transaction fee per side is calculated by dividing our transaction fees by the total number of sides executed on our exchange. We have not charged our members for executing non-broker-dealer customer orders on our exchange since our inception. Comparing our average transaction fee per side to our average transaction fee per revenue side reflects the negative effect of our fee waivers on our revenues, on a per side basis.

(6) Our average transaction fee per revenue side reflects the transaction fee we charge to our market participants per our publicly available pricing schedules. These schedules were part of rule proposals that became effective upon filing pursuant to Section 19(b)(3)(A) of the Exchange Act. The SEC may abrogate such rule proposals within 60 days of filing if it determines that such action is necessary or appropriate in the public interest, for the protection of investors or otherwise in furtherance of the purposes of the Exchange Act.

(7) Members can have several contracts per trade. Trades represent the number of trades cleared through OCC. Market data revenue is generated on a per trade basis, not on a contract basis.

(8) By "issues" we mean the number of securities underlying our options. We trade multiple options series on each underlying security.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our quarterly results reflect increased overall industry trading volume, as well as increased trading volume on our exchange. We incurred a $16.1 million charge related to our 2002 reorganization, which primarily contributed to a loss for the three months ended June 30, 2002. In addition, because of our change in organizational structure from a limited liability company to a corporation as part of our 2002 reorganization, we began paying federal, state and local income taxes.

We have experienced, and expect to continue to experience, significant fluctuations in quarterly operating results as a result of a variety of factors, including:

- trading volumes;
- impact of competition;
- changes in pricing;
- changes in regulations;
- our ability to manage personnel and process trading activity;
- the amount and timing of capital expenditures;
- changes in interest rates;
- general economic conditions; and
- seasonality.

Due to all of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful. These comparisons cannot be relied upon as indicators of future performance. In addition, we cannot assure you that we will be able to achieve the rates of revenue growth that we have experienced in the past, that we will be able to improve our operating results or that we will be able to achieve profitability on a quarterly basis.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our business primarily through cash generated by our operating activities, additional capital contributions or loans from our investors and the private issuance of our Class A common stock. We believe that cash flows generated by our operating activities, together with net proceeds from our offering, should be sufficient for us to fund our current operations for at least the next 12 months. In addition, we have access to an uncommitted $10.0 million credit facility and may have the ability to raise capital through issuance of debt or equity to new or existing investors through private and public capital markets transactions, if necessary. We received investments in the aggregate amount of $61.0 million from our investors between 1999 through 2004. We received loans in the aggregate amount of $2.2 million between 1999 through December 31, 2001. All such loans were repaid in full during 2002.

Our investors have no obligations to make future investments in our business, and we do not expect to seek additional capital contributions from our investors.

Our financial liquidity is primarily determined by the performance of our business. Our principal liquidity requirements are for working capital, capital expenditures and general corporate purposes. We currently anticipate that our existing cash resources and credit facilities will be sufficient to meet our anticipated working capital, capital expenditures and other requirements for at least the next twelve months. To the extent that overall market volumes and our trading volumes decrease beyond certain levels, we may be required to obtain additional financing.

The following table sets forth our net cash flows from operating activities, investing activities and financing activities for the periods indicated:

(in thousands)	Year Ended December 31,		
	2002	2003	**2004**
Net cash provided by operating activities	$ 10,806	$ 31,797	**$ 31,017**
Net cash used in investing activities	(338)	(3,620)	**(40,787)**
Net cash provided by/(used in) financing activities	22,477	(10,672)	**(11,070)**
Increase/(decrease) in cash and cash equivalents	32,945	17,505	**(20,840)**
Cash and cash equivalents at beginning of period	15,237	48,182	**65,687**
Cash and cash equivalents at end of period	$ 48,182	$ 65,687	**$ 44,847**

Our cash and cash equivalents are primarily comprised of investments in money market accounts and highly liquid investments with maturities of less than 90 days. Assets readily convertible into cash consists of amounts due from our members for transactions executed on our exchange, which are principally reflected in our current accounts receivable, less cash we hold in connection with our payment for order flow program and our marketing fund program, each of which are discussed below. We charge members for their transactions on a monthly basis and collect these fees within five business days after the end of each month pursuant to a standing agreement with OCC, where we have the ability to withdraw our non-contested fees from members' security clearing accounts at OCC. Also included in amounts readily convertible into cash are investments of our excess cash in U.S. Treasuries, which are included in securities owned. Cash and cash equivalents, together with assets readily convertible into cash, accounted for 60.8%, 53.1% and 38.4% of our assets as of December 31, 2002, 2003 and 2004, respectively.

Cash and cash equivalents increased from $48.2 million as of December 31, 2002 to $65.7 million as of December 31, 2003 primarily due to the cash provided by operating activities reflecting our

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

increased trading volumes. We made a dividend payment of $8.9 million in connection with the proceeds from the sale of Class B-2 memberships. In addition, we made a capital distribution of $1.7 million in connection with our 2002 reorganization. Our capital expenditures in 2003 primarily related to the purchases of software licenses related to our trading system as well as purchases of data processing and communications equipment.

Cash and cash equivalents decreased to $44.8 million as of December 31, 2004 primarily due to our $27.7 million software license purchase from OMX of which $21.5 million was paid in 2004 and net purchases of $15.0 million of U.S. Treasuries, partly offset by cash provided by operating activities reflecting our increased trading volumes.

As of December 31, 2002, 2003 and 2004, included in cash and cash equivalents is $6.8 million, $7.2 million and $6.1 million, respectively, for our payment for order flow program. Under this program we pay our EAMs on behalf of our market makers for order flow sent to the exchange. We assess fees to our market makers, PMMs and CMMs, and distribute those funds to our EAMs. Each PMM has full discretion regarding the payment, and we administer the payments. Accordingly, we reflect the assessments and payments on a net basis with no impact on revenues or expenses. When fees are assessed, we record an asset with a corresponding liability.

As of December 31, 2002, 2003 and 2004, included in cash and cash equivalents is $2.3 million, $0.5 million, and $0 million, respectively, for our marketing fund program. Under this program, we assess fees to our market makers and distribute those funds under general rules and guidelines established by our market makers, at our discretion. Accordingly, we reflect the assessments and payments on a gross basis with an equivalent impact on revenues and expenses. When fees are assessed, we record an asset with a corresponding liability. When expenses are incurred, we reduce our liability and record revenue and expense for the equivalent amount of the payment. We intend to return any funds not used and have discontinued the assessment since July 2002. We returned remaining unused funds to our market makers and ended this program in 2004.

As of December 31, 2002, 2003 and 2004, we had a letter of credit agreement totaling $1.5 million, $0.8 million and $0.6 million, respectively, to satisfy lease commitments and administrative obligations.

Financial Condition

The growth in our transaction volumes led to significant increases in our total assets and liabilities between January 1, 2003 and December 31, 2004:

- Our securities owned increased from $5.2 million as of December 31, 2003 to $27.2 million as of December 31, 2004. Our securities owned are comprised of investments in various mutual funds related to our long-term deferred compensation plan for our employees as well as investments of our excess cash in U.S. Treasuries. Increases in mutual fund investments were primarily due to higher contributions to the plan as a result of our positive operating results and an increase in the number of our employees. Increases in our investment for excess cash were primarily due to our increased volumes and higher available cash balances.
- Our fixed assets increased from $6.5 million as of December 31, 2003 to $32.8 million as of December 31, 2004. In June 2004, we restructured our DLA and agreed to pay OMX $27.7 million for the trading license covering our exchange software and trading application, of which $21.3 million was paid in October 2004 with the remainder to be paid on a quarterly basis over the next seven years.
- Income taxes receivable increased from $2.1 million as of December 31, 2003 to $11.3 million as of December 31, 2004 primarily due to taxes we overpaid in connection with the sale of our Class B-2 memberships.
- Other assets increased from $4.7 million as of December 31, 2003 to $9.4 million as of December 31, 2004 primarily due to costs associated with this offering and prepaid expenses associated with enhancement and maintenance of our systems.
- Compensation and benefits payable increased from $7.2 million as of December 31, 2003 to $14.5 million as of December 31, 2004 primarily due to higher incentive compensation which was paid in January 2005.
- We recorded deferred revenue of $39.5 million as of December 31, 2003 which increased further to $55.0 million as of December 31, 2004 primarily due to the sale of our Class B-2 memberships. We recognize the sale of our Class B-2 membership over an estimated life of 14 years.

CONTRACTUAL OBLIGATIONS

The following table summarizes our future cash payments associated with contractual obligations as of December 31, 2004, which are primarily operating leases for office space and equipment and contractual agreements for trading software license technology enhancements and support of our core trading system from OMX:

		Payments Due by Period			
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
					(in thousands)
Operating leases	$22,673	$4,963	$ 7,210	$2,978	$ 7,522
OMX	$19,084	$3,799	$ 7,009	$5,689	$ 2,587
TOTAL	$41,757	$8,762	$14,219	$8,667	$10,109

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our operating lease commitments primarily relate to obligations under operating leases with initial non-cancelable terms in excess of one year for office space and computer equipment.

Our purchase obligations primarily relate to contractual agreements for trading software licenses and technology enhancements and support. In October 2004, we made a payment of $21.3 million to OMX under the DLA.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES

Our accounting policy related to our revenue recognition from the sale of Class B memberships is our most critical accounting policy that requires management to make estimates and judgments that could affect our results.

During 2003, we sold 30 Class B-2 memberships and during 2004, we sold 13 additional Class B-2 memberships. The Class B-2 memberships were sold pursuant to a purchase agreement for $1.5 million each. Certain Class B-2 memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate membership upon consummation of the agreement.

The Class B-2 membership rights are transferable and have no contractual term. We have an implied performance obligation to maintain our marketplace over the life of the membership, and therefore recognize the revenue from the sale of the membership rights over the estimated life of the membership, as the implied performance obligation is fulfilled. We have estimated the life of the membership at 14 years, and recognize revenue over this period on a straight-line basis.

In order to determine the estimated service life of a membership, we identified 3 broad factors affecting the securities industry that have a significant impact on our operations, and therefore, the estimated service life of the Class B-2 memberships — the securities industry's challenging operating environment, regulatory changes and technology innovations. We identified specific historical events in the options industry and the broader securities industry for each of these factors, assigned an appropriate time horizon for each event, and calculated an average time horizon for each factor. Based on this analysis, we used the average across all factors, 14 years, as an estimate for the service life of the Class B-2 memberships.

The occurrence of each historical event considered in the analysis has necessitated significant changes in the business models of the securities exchanges and market participants. Each of the factors identified have had a significant impact on the options industry or broader securities industry, and will have a significant impact on our memberships.

On a periodic basis, or if certain circumstances come to our attention, we review the original factors or assumptions used in determining the estimated service period to ascertain the effect, if any, current events may have on those factors and assumptions. If the current facts warrant a change in the estimated service period, we will adjust the remaining revenue to be recognized in accordance with the new estimated service life using the prospective method. The service period may increase or decrease from our current estimate of 14 years based upon the facts and circumstances, and therefore, these revenues may fluctuate in the future.

We recognized revenue of $2.1 million in 2003 and $4.0 million for 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement No. 123 (revised), Share-Based Payments, which requires the compensation cost relating to share-based payment transactions to be recognized in financial statements based on the fair value of the equity or liability instruments issued. In addition, the statement sets forth the financial reporting objectives and related accounting principles. The statement is effective after June 15, 2005. This statement replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Statement No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. We are currently evaluating the effect this statement will have on our financial results.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued FIN 46R (revised December 2003), which replaces FIN 46. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, *Consolidated* Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from other parties. The adoption of FIN 46R did not have a material impact on our financial position, results of operations, or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk to us generally represents the risk of changes in value of a financial instrument that might result from fluctuations in interest rates and equity prices. We have established policies, procedures and internal processes governing our management of market risks in the normal course of our business operations. Furthermore, we have not entered into any derivative contracts to mitigate such risks, though we may in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Interest Rate Risk

In order to maximize yields, we invest portions of our excess cash in short-term interest earning assets, primarily money market instruments at commercial banks and U.S. Treasuries with maturities of less than 2 years, which totaled $58.0 million and $53.7 million as of December 31, 2003 and 2004, respectively. We do not anticipate that changes in interest rates will have a material impact on our financial condition, operating results or cash flows.

Equity Price Risk

As an exchange, we do not trade securities for our own account nor maintain inventories of securities for sale. However, we do have investments in various mutual funds that we hold on behalf of our employees as part of our long-term performance-based profit sharing plan. Under the plan, fund awards are granted to our employees, which they in turn invest in various mutual fund investments. Employees vest in the distributions over a period of three years. The participating employees bear the risk of the vested portion of the investments, and we bear the risk of the unvested portion. In addition, we have purchased U.S. Treasuries with our available excess cash in order to increase our return. As a result, we are exposed to market price risk. This risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in quoted market prices and amounted to approximately $0.3 million and $0.8 million as of December 31, 2003 and 2004, respectively.

TRANSACTIONS WITH OUR INVESTORS

Some of our Class B members are also owners of shares of our Class A common stock. In addition, our Class B members, either directly or through affiliates, execute transactions on our exchange and are charged transaction fees and other trading related charges for such transactions. Our transaction fees and other trading related charges are part of rule proposals that became effective upon filing pursuant to Section 19(b)(3)(A) of the Exchange Act. The SEC may abrogate such rule proposals within 60 days of filing if it determines that such action is necessary or appropriate in the public interest, for the protection of investors or otherwise in furtherance of the purposes of the Exchange Act. We believe these transactions were conducted on the basis of commercial terms prevailing in the market at the time of each transaction. The following is a description of our transactions with our investors:

- *Sales of Class B memberships.* We have sold 43 Class B-2 memberships at a purchase price of $1.5 million each.
- *Payment for Order Flow.* Under our payment for order flow program we pay some of our EAMs, on behalf of our market makers for order flow sent to the exchange. We assess fees to our market makers, PMMs and CMMs and distribute those funds to some EAMs. Each PMM has full discretion regarding the payments, and we administer the payments.
- *Special Dividends.* We declared special dividends in September 2003, May 2004 and January 2005. These special dividends reflected the after-tax proceeds of the cash we received from the sale of Class B-2 memberships in 2003 and 2004 net of success bonuses that we paid to our officers and certain directors in connection with the completion of those sales.
- *Cancellation of ETC Agreement.* We issued 1,027,359 shares of Class A common stock to the owners of ETC for a merger which had the effect of canceling our revenue sharing agreement with ETC. See "History of Significant Corporate Transactions."
- *Financial Advisory Services.* Bear Stearns provided financial and business advisory services in connection with our 2002 reorganization, as well as ongoing business strategy consulting.
- *Private Placement.* In May 2002, we issued 6,300,000 shares of Class A common stock to ATP, Bear Stearns, Bear Wagner Specialists LLC, an affiliate of Bear Stearns, Deutsche Bank Securities Inc., The Goldman Sachs Group, Inc. and Strategic Investments I, Inc., an affiliate of Morgan Stanley.
- *Credit Facility and Bank Accounts.* We have an uncommitted $10.0 million credit facility with JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., one of our investors.

SEASONALITY

In the securities trading industry, quarterly revenue fluctuations are common and are due primarily to variations in trading volumes, competition and technological and regulatory changes. We believe we experience increased levels of trading activity in the first and second quarter, primarily the winter and spring months, and decreased levels of trading activity in the third and fourth quarter, primarily the summer and holiday months. To date, these seasonal trends may have been masked by the significant quarter over quarter growth in our trading volumes and operating results. As a result of this and other factors described elsewhere in this annual report, period-to-period comparisons of our revenues and operating results are not necessarily meaningful, and the results of any quarter are not necessarily indicative of results of any future period.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
International Securities Exchange, Inc.

We have audited the accompanying consolidated statements of financial condition of International Securities Exchange, Inc. (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in members' and stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Securities Exchange, Inc. at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
February 10, 2005

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
(in thousands, except per share amounts)	2002	2003	**2004**
REVENUES:			
Transaction fees	$ 48,233	$ 64,846	**$ 83,081**
Other member fees	14,496	19,042	**22,875**
Market data	9,000	13,221	**17,211**
Other	1,676	3,400	**2,206**
TOTAL REVENUES	73,405	100,509	**125,373**
EXPENSES:			
Compensation and benefits	18,545	25,776	**33,507**
Technology and communication	20,706	20,684	**16,266**
Occupancy	3,398	3,662	**4,026**
Professional fees	2,348	3,657	**4,048**
Marketing and business development	3,365	5,560	**3,685**
Depreciation and amortization	2,048	1,402	**3,980**
Other	3,327	3,808	**6,044**
Reorganization	16,083	—	**2,107**
TOTAL EXPENSES	69,820	64,549	**73,663**
Income before provision for income taxes	3,585	35,960	**51,710**
Provision for income taxes	2,767	15,754	**25,547**
NET INCOME	$ 818	$ 20,206	**$ 26,163**
Earnings per share:			
Basic	$ 0.04	$ 0.63	**$ 0.81**
Diluted	$ 0.04	$ 0.60	**$ 0.77**
Weighted average number of shares outstanding:			
Basic	21,573	32,139	**32,139**
Diluted	22,112	33,421	**33,921**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
(in thousands, except per share amounts)	2003	2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 65,687	**$ 44,847**
Accounts receivable, net	22,955	**29,787**
Income tax receivable	2,095	**11,332**
Securities owned	—	**4,980**
Other current assets	1,524	**6,655**
TOTAL CURRENT ASSETS	92,261	**97,601**
Securities owned	5,177	**22,199**
Accounts receivable	19,924	**6,426**
Fixed assets, net	6,508	**32,757**
Deferred tax asset, net	6,892	**15,835**
Other assets	3,181	**2,761**
TOTAL ASSETS	133,943	**177,579**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Current liabilities:		
Accounts payable and accrued expenses	7,792	**8,434**
Compensation and benefits payable	7,248	**14,520**
Deferred revenue	2,972	**4,365**
Payment for order flow payable	12,607	**13,258**
Marketing fund payable	519	**—**
TOTAL CURRENT LIABILITIES	31,138	**40,577**
Deferred revenue	36,485	**50,594**
Other liabilities	—	**4,949**
TOTAL LIABILITIES	67,623	**96,120**
Commitments and contingencies (Note 4)		
STOCKHOLDERS' EQUITY		
Class A common stock, $0.01 par value, 45,000 shares authorized, 32,139 shares issued and outstanding	321	**321**
Additional paid-in capital	57,011	**57,011**
Retained earnings	9,087	**24,180**
Unearned compensation	(99)	**(14)**
Accumulated other comprehensive income	—	**(39)**
TOTAL STOCKHOLDERS' EQUITY	66,320	**81,459**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$133,943	**$177,579**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' AND STOCKHOLDERS' EQUITY

(in thousands)	Shares	Members' Equity	Common Stock	Additional Paid In Capital	(Accumulated Deficit)/ Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income/(Loss)	Total Equity
As of December 31, 2001	—	$10,038	—	—	—	—	—	$ 10,038
Net income January to April 2002	—	3,009	—	—	—	—	—	3,009
Capital distribution	—	(1,744)	—	—	—	—	—	(1,744)
Common stock issued in demutualization	24,354	(11,303)	$ 244	$ 11,059	—	—	—	—
Demutualization deferred tax conversion	—	—	—	6,030	—	—	—	6,030
Common stock issued for agreement cancellation	1,404	—	14	5,546	—	—	—	5,560
Net proceeds from issuance of common stock	6,300	—	63	24,591	—	—	—	24,654
Stock options granted	—	—	—	9,739	—	$ (9,739)	—	—
Amortization of stock based plan	—	—	—	—	—	9,513	—	9,513
Common stock issued for options exercised	81	—	—	23	—	—	—	23
Net loss May to December 2002	—	—	—	—	$ (2,191)	—	—	(2,191)
As of December 31, 2002	32,139	—	321	56,988	(2,191)	(226)	—	54,892
Net income					20,206		—	20,206
Stock options granted				23		(23)	—	—
Amortization of stock based plan						150	—	150
Dividend	—	—	—	—	(8,928)	—	—	(8,928)
As of December 31, 2003	32,139	—	321	57,011	9,087	(99)	—	66,320
Net income					26,163		—	26,163
Amortization of stock based plan	—	—	—	—	—	85	—	85
Dividend	—	—	—	—	(11,070)	—	—	(11,070)
Change in net unrealized gain/(loss) on available for sale securities, net							$ (39)	(39)
As of December 31, 2004	**32,139**	**—**	**$ 321**	**$ 57,011**	**$ 24,180**	**$ (14)**	**$ (39)**	**$ 81,459**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(in thousands)	2002	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 818	$ 20,206	**$ 26,163**
Adjustments to reconcile net income to cash provided by/(used in) operating activities:			
Depreciation and amortization	2,048	1,402	**3,980**
Stock based compensation	9,513	150	**85**
Deferred taxes	(8,648)	1,756	**(8,943)**
Unrealized (gain)/loss on securities owned and available for sale securities, net	166	(893)	**(1,030)**
Reorganization	9,846	—	**—**
(Increases)/decreases in operating assets:			
Accounts receivable, net	(1,669)	(32,874)	**6,666**
Income tax receivable	(665)	(1,430)	**(9,237)**
Securities owned	(635)	(3,350)	**(5,975)**
Other assets	646	742	**(4,711)**
Increases/(decreases) in operating liabilities:			
Accounts payable and accrued expenses	(389)	2,508	**(118)**
Compensation and benefits payable	87	3,030	**7,272**
Deferred revenue	(212)	39,442	**15,502**
Payment for order flow payable	(777)	2,856	**651**
Marketing fund payable	677	(1,748)	**(519)**
Other liabilities			**1,231**
Net cash provided by operating activities	10,806	31,797	**31,017**
CASH FLOW FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(338)	(3,620)	**(26,079)**
Sale of fixed assets	—	—	**252**
Purchase of available for sale securities	—	—	**(39,855)**
Maturities of available for sale securities	—	—	**24,895**
Net cash used in investing activities	(338)	(3,620)	**(40,787)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Notes payable	(2,200)	—	**—**
Net proceeds from issuance of common stock	24,654	—	**—**
Proceeds from option exercise	23	—	**—**
Capital distribution	—	(1,744)	**—**
Capital contribution	—	—	**—**
Dividend	—	(8,928)	**(11,070)**
Net cash provided by/(used in) financing activities	22,477	(10,672)	**(11,070)**
Increase/(decrease) in cash and cash equivalents	32,945	17,505	**(20,840)**
Cash and cash equivalents, beginning of period	15,237	48,182	**65,687**
Cash and cash equivalents, end of period	$48,182	$ 65,687	**$ 44,847**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	—	—	**$ 80**
Cash paid for taxes	$ 3,268	$ 13,376	**$ 36,453**

NON-CASH ACTIVITIES:

The company exchanged its memberships for common stock as of December 31, 2002.

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The International Securities Exchange, Inc. (the "Company" or "ISE"), a Delaware corporation, operates a fully electronic exchange for equity options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Company was founded in September 1997 as a limited liability company. In February 2000, the Company received regulatory approval to become an exchange and in May 2000, the Company formally commenced trading on its exchange. The Company is regulated by the U.S. Securities and Exchange Commission.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All transactions and balances between the Company and its subsidiary have been eliminated in consolidation. The Company has one subsidiary, ETC Acquisition Corp., which has remained dormant since April 2002.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could differ from those estimates.

Revenue Recognition

Transaction fees are earned based on contracts executed on the Company's exchange and are recorded as transactions occur on a trade date basis. Transaction fees are recorded net of discounts of $6,870, $12,844, and $21,551 for the years ended December 31, 2002, 2003 and 2004. The Company discounts or waives certain fees for non-broker-dealer trades as well as for trades executed for certain options on indices.

Market data revenues are earned from the sale of the Company's buy and sell transaction information through the Options Price Reporting Authority ("OPRA"). The Company earns a portion of OPRA's revenue based on its pro-rata share of industry trade (not contract) volume. Revenue is recorded as transactions occur on a trade date basis.

Other member fees are comprised of revenues earned for connectivity and access to the Company's exchange; revenue from the sale of Class B-2 memberships; fees for use of the Company's communication network, equipment and trading software; and regulatory and administrative fees. Connectivity and access fees and communications, equipment and trading software fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Revenue from the sale of Class B memberships is deferred and recognized on a straight-line basis over 14 years (Note 7). Administrative fees are charged and recognized as incurred. Regulatory fees are charged on an annual basis and recognized over a twelve month period.

Deferred Revenue

During 2003, the Company sold 30 Class B-2 memberships and during 2004, sold 13 additional Class B-2 memberships. The Class B-2 memberships were sold pursuant to a purchase agreement for $1.5 million each. Certain Class B-2 memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate membership upon consummation of the agreement. The Company currently recognizes revenue from the sale over 14 years, the estimated useful life, on a straight-line basis. The estimated useful life was determined based upon an analysis of certain factors driving the securities industry that could have an effect on the Company's operations in providing services to its members. Such factors included significant historical operating, regulatory and technology changes which have affected market participants and trading venues. Based upon the analysis, the Company estimated a life of 14 years; however, this period is subject to change in the future.

On a periodic basis, or if certain circumstances come to their attention, the Company reviews the original factors or assumptions used in determining the estimated service period to ascertain the effect, if any, current events may have on those factors and assumptions. If the current facts warrant a change in the estimated service period, the Company will adjust the remaining revenue to be recognized in accordance with the new estimated service life using the prospective method. The service period may increase or decrease from the current estimate of 14 years based upon the facts and circumstances.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than 90 days to be classified as cash equivalents.

Securities Owned

The Company has, through a Rabbi Trust, investments in various mutual funds in connection with the Company's long-term deferred compensation plan (Note 14). Investments are carried at market value with realized and unrealized gains or losses reported in other revenue on the Consolidated Statements of Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company also invests cash in excess of short-term operating needs in U.S. Treasury securities with maturities ranging from 3 to 24 months which it classifies as available for sale. Unrealized gains and losses are included in accumulated other comprehensive income on the statement of changes in stockholders' equity until realized. On a periodic basis, the Company reviews its portfolio for impairment. If a decline in fair value is deemed to be other than temporary, the security is written down to its fair value through earnings.

Income Taxes

Prior to its reorganization (Note 3), the Company was a limited liability company and treated as a partnership for federal, state and local income tax purposes. Accordingly, all items of income, expense, gains and losses of the Company were reported on the tax returns of its members or investors.

After its reorganization, in which the Company converted to a corporation, the Company files a consolidated tax return for federal, state and local income tax purposes. In addition, the Company records deferred tax assets and liabilities for differences between the financial statement and income tax basis of assets and liabilities, using currently enacted tax rates. Deferred tax benefits and expenses are recognized for changes in deferred tax assets and liabilities.

Payment for Order Flow

The Company imposes fees upon its Primary Market Makers ("PMM") and Competitive Market Makers ("CMM") to fund payment for order flow from Electronic Access Members ("EAM") under a program administered by the Company. These fees are distributed to its EAMs as an economic inducement for EAMs to route their customer orders to the Company's exchange. The PMMs have full discretion regarding the payment. Pursuant to Emerging Issues Task Force ("EITF") Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent," the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. When fees are assessed, the Company records an asset (Accounts Receivable) with a corresponding liability (Payment for Order Flow Payable).

Payment for order flow cash is reflected in cash and cash equivalents on the Company's Consolidated Statement of Financial Condition. These funds are not legally restricted and can be used for general corporate purposes.

Marketing Fund

Until July 2002, the Company imposed fees upon its PMMs and CMMs to fund business development activities intended to promote the Company's exchange and indirectly increase order flow. The Company ended this program in July 2004. The Company has discretion regarding the use of these funds pursuant to certain general rules and guidelines established by its PMMs and CMMs. The Company pays various organizations, businesses and broker-dealers. It is the Company's policy to reimburse any funds not used, as permitted under the program. Pursuant to EITF 99-19, the Company reflects the revenues and expenses on a gross basis, and recognizes revenues only to the extent that equivalent expenses have been incurred. In addition, the Company reimburses itself $75 per month from the marketing fund for software licenses associated with trading software it distributes for no charge to EAM members. With the exception of this reimbursement, any fees imposed under the program, but not yet expended, are deferred on the Company's Statement of Financial Condition as a marketing fund payable until either expenses are incurred under the program, or unused funds are returned to the PMMs and CMMs. Included in other revenues and marketing and business development expense is $1,289, $1,741, and $0, for the years ended December 31, 2002, 2003 and 2004, respectively.

Marketing fund cash is reflected in cash and cash equivalents on the Company's Consolidated Statement of Financial Condition. These funds are not legally restricted and can be used for general corporate purposes.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS 148 "Accounting for Stock-Based Compensation-Transition and Disclosure," and related accounting interpretations. The Company has chosen to account for stock options granted to employees using the intrinsic value method prescribed in APB No. 25 and accordingly compensation expense is measured as the excess, if any, of the estimated fair value per share of the Company at the date of grant over the options exercise price and is recognized over the vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Had the Company determined compensation cost based on the estimated fair value at the grant dates for its stock based plans under SFAS 123 as amended by SFAS 148, the Company's net income would have been as follows:

	Year Ended December 31,		
	2002	2003	**2004**
Net income, as reported	$ 818	$20,206	**$26,163**
Add: Stock-based employee compensation expense, net of related tax benefits, included in reported net income	5,303	84	**45**
Deduct: Stock-based employee compensation, net of related tax effects, determined under fair value based methods for all awards	(5,557)	(131)	**(59)**
Pro forma net income	$ 564	$20,159	**$26,149**
As reported:			
Earnings per share—basic	$ 0.04	$ 0.63	**$ 0.81**
Earnings per share—diluted	$ 0.04	$ 0.60	**$ 0.77**
Pro forma:			
Earnings per share—basic	$ 0.03	$ 0.63	**$ 0.81**
Earnings per share—diluted	$ 0.03	$ 0.60	**$ 0.77**

In December 2004, the FASB issued Statement No. 123 (revised), *Share-Based Payments,* which requires the compensation cost relating to share-based payment transactions to be recognized in financial statements based on the fair value of the equity or liability instruments issued. In addition, the statement sets forth the financial reporting objectives and related accounting principles. The statement is effective after June 15, 2005. This statement replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation,* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* Statement No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company is currently evaluating the effect this statement will have on its financial results.

Fixed Assets

Fixed assets consist of software licenses, computer hardware, furniture and fixtures, equipment and leasehold improvements. Capitalized fixed assets are depreciated utilizing the straight-line method over the estimated useful lives as follows:

Trading related software licenses	5 to 7 years
Other software licenses	3 to 5 years
Hardware and equipment	3 to 5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or its estimated useful life.

Software costs

Costs for internal software are assessed to determine whether they should be capitalized or expensed in accordance with American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and other related guidance. Software development costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and amortization is computed using the straight-line method over the software's estimated useful life, generally three to seven years, depending on the type of software. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Capitalization of costs ceases when the post implementation/operation stage of the software development process is reached.

The Company capitalized $2,000 and $27,512 under software licensing and software developed for internal use as of December 31, 2003 and 2004, respectively.

Marketing and promotional fees

Advertising costs, including media advertising and production costs, are expensed when incurred.

Intellectual Property

All costs related to internally developed patents are expensed as incurred.

Impairment of Long-Lived Assets

On a periodic basis, the Company performs a review for the impairment of long-lived assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

The Company incurred an impairment charge of $556 for the year ended December 31, 2002, which is included in depreciation and amortization expense on the Consolidated Statements of Income. During this period, the Company expanded and reconfigured its office space as well as upgraded its computer equipment to support its growth. As a result, the carrying value of these assets was impaired; therefore, the Company wrote off the remaining book value of the respective capitalized equipment and leasehold improvements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Consolidated Statements of Financial Condition. Management estimates that the aggregate net fair value of all financial instruments recognized on the Consolidated Statements of Financial Condition approximates their carrying value, as such financial instruments are short term in nature and bear interest at current market rates.

3. REORGANIZATION

In April 2002, the Company commenced a reorganization plan. Under this plan, the Company made a capital distribution, changed its organizational structure, raised additional capital, canceled revenue sharing arrangements, and created a stock option plan. The Company incurred a charge of $16,083 for the year ended December 31, 2002 related to its reorganization. The following steps were performed:

- The Company recorded a capital distribution of $1,744 to its limited liability company investors to allow them to pay any potential tax on income from the Company in accordance with the Company's limited liability company agreement. This distribution was made in March 2003.
- The Company completed a demutualization in which it converted members' single ownership interests into equity interests and trading rights. This allowed members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. This conversion resulted in the creation of Class A common stock, which represents equity, voting rights and economic interest in the Company, and Class B common stock. Class B common stock does not represent traditional equity or other ownership interest and is not viewed as similar to common stock of a corporation (Note 5). Accordingly, the Company's members' equity on the date of demutualization was reclassified to "Common Stock" and "Additional paid-in capital" with respect to Class A shares only. Each Class A membership interest received 1,217,700 shares of Class A common stock and one Class B-1 membership; each Class B membership received 121,770 shares of Class A common stock and one Class B-2 membership; and each Class C membership received one Class B-3 membership. The Company issued 24,354,000 Class A shares, 10 Class B-1 memberships, 100 Class B-2 memberships and 105 Class B-3 memberships at demutualization. The Class A shares issued at demutualization were valued at $3.97 per share based upon a private placement which occurred in connection with the reorganization and were distributed based on each member's respective interest prior to our demutualization. The Company incurred professional fees of $1,010 related to its demutualization for the year ended December 31, 2002.
- The Company converted from a limited liability company in New York to a corporation in Delaware.
- In May 2002, the Company raised net proceeds of $24,654 from existing investors through the issuance of 700,000 shares of Class A common stock valued at $3.97 a share as of December 31, 2002.
- The Company issued 1,400,940 shares of Class A common stock to the owners of Exchange Technology Corp. ("ETC") for purposes of canceling a revenue sharing agreement (Note 6). Under this agreement, the Company agreed to develop any new business, other than that of a U.S. exchange on which equity options or options on equity indices are traded, through ETC. In the course of its reorganization, the Company decided to reacquire these rights by merging ETC into its newly formed wholly owned subsidiary, ETC Acquisition Corp., thereby effectively canceling the agreement. The common stock issued to cancel the revenue sharing agreement with ETC was valued at $3.97 per share based upon a private placement which occurred in connection with the reorganization. The Company incurred a charge of $5,560 for the year ended December 31, 2002 related to this cancellation.
- As a result of changing its corporate structure to a corporation, the Company created and granted equity awards, which it could not as a limited liability company. Therefore, the Company created an incentive stock option plan and issued 3,652,650 options on its common stock to its officers and certain directors. In addition, the Company issued 84,060 options to certain employees of ETC relating to the cancellation of a revenue sharing agreement. The options issued to the Company's officers and certain directors were issued with an exercise price significantly less than the estimated fair market value of the Company on the date of grant in order to recognize that equity awards could not have been granted when the Company was originally formed as a limited liability company. In addition, the Company granted the majority of the options authorized by its Board of Directors at the time of the reorganization with a vesting provision retroactive to the officers date of hire with the Company as opposed to a vesting start date of the option grant. As a result, the options were predominantly vested when granted. Options granted to ETC employees were issued in exchange for their options in ETC. The new ISE options were issued with a strike price equal to the ETC option strike price, which was significantly less than the estimated fair market value of the Company. As a result of these option grants, the Company incurred a charge of $9,513 for the year ended December 31, 2002 (Note 13).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2004, in connection with its initial public offering, the Company initiated a plan to reorganize:

- As a registered securities exchange under the Exchange Act, the Company is required to submit all changes to its organizational documents to the SEC for approval. Certain changes to the organizational documents are generally deemed necessary in connection with its offering; however, certain changes were required because of its status as a regulated entity. These changes included an increase in the number of authorized shares of Class A common stock needed to effectuate its eight share dividend, restrictions on Class A and Class B ownership and transfer required by the SEC in connection with the initial public offering, and certain anti-takeover provisions common among public companies. The Company obtained SEC approval for its proposed amendments to its organizational documents and rules.
- The Company intends to reorganize into a holding company structure. As part of this, it obtained a favorable private letter ruling from the IRS relating to the tax treatment of the reorganization. The ruling from the IRS provides comfort that the form of the reorganization described to the IRS qualifies as a tax-free reorganization within the meaning of the Internal Revenue Code.

The Company incurred professional fees of $2,107 related to this reorganization of which $1,642 has been paid as of December 31, 2004. The Company expects to pay the remaining amount by March 31, 2005. The Company expects to incur additional charges in 2005 as it completes its holding company structure.

4. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company is involved in various routine reviews, regulatory audits and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. While any litigation contains an element of uncertainty, it is the opinion of management after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the business, financial condition or operating results of the Company.

Contractual Obligations

The Company has entered into obligations under operating leases with initial non-cancelable terms in excess of one year for office space and computer equipment. Expenses recorded under these agreements for the years ended December 31, 2002, 2003 and 2004 were $8,231, $6,282, and $4,896, respectively. In addition, the Company has entered into a contractual agreement for technology enhancements and support.

When it began operations, the Company entered into two contractual agreements with OMX (US) Inc. and its affiliates (collectively "OMX") a Delivery and License Agreement ("DLA") and Support Agreement. OMX specializes in developing electronic exchanges and electronic trading systems. Under the agreements, OMX has granted the Company a license for its exchange software and trading application and is obligated to provide support and enhancements to the software. The Company accounts for these agreements as operating leases under SOP 98-1 and SFAS 13 "Accounting for Leases." Under the DLA, the Company made payments to OMX based on the number of transactions executed on the Company's exchange. Under the Support Agreement, the Company is required to pay for a minimum of service hours on an annual basis. As there was a usage fee based on variable transaction volumes, the Company expenses payments for DLA as incurred. Costs under the Support Agreement for maintenance, support and enhancements which do not add substantial functionality to the software, are expensed as incurred or over the contract period on a straight-line basis. Any enhancements that add to the functionality are capitalized and amortized in accordance with the Company's software policy.

On June 30, 2004, the Company restructured the DLA to provide for a one time lump sum payment of $21,305 and quarterly payments over 7 years totaling $6,440. At that time, the Company estimated the useful life of the software to be 7 years. The Company has capitalized the cost of the lease as the lease term is at least 75% of the property's estimated economic life and the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at inception. There are no renewal provisions in the restructured DLA. The Company follows APB Opinion No. 21 *"Interest on Receivables and Payables"* ("APB 21") and accordingly, recorded the DLA at its net present value of $5,318 with imputed interest of $1,122 using a discount rate of 6.0%.

Expenses related to OMX were $7,277, $8,550, and $7,971 for the years ended December 31, 2002, 2003 and 2004, respectively.

At December 31, 2004, future minimum payments for commitments are as follows:

	Leases	OMX	Total
2005	$ 4,963	$ 3,799	$ 8,762
2006	4,414	3,492	7,906
2007	2,796	3,517	6,313
2008	1,543	3,102	4,645
2009	1,435	2,587	4,022
Thereafter	7,522	2,587	10,109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Letter of Credit

In the normal course of business, the Company collateralizes certain leases through standby letters of credit. As of December 31, 2002, 2003 and 2004, the Company provided letters of credit totaling $1,476, $776 and $638 respectively, collateralized by certificates of deposit at a financial institution which are included in other assets.

Line of Credit

At December 31, 2002, 2003 and 2004, the Company had access to a $5,000, $5,000 and $10,000, respectively, uncommitted credit line from a commercial banking institution to be used to meet the Company's normal short-term capital needs. There were no borrowings outstanding under this credit line at any of those dates.

Guarantees

The Company applies the provisions of the FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"* which provides accounting and disclosure requirements for certain guarantees. The Company's trading rules, which Class B members are bound by, limit the Company's liability for losses suffered while conducting business on the Company's exchange. The Company's trading rules do not extend to the customers of our Class B members. However, contractually we agree to indemnify our Class B members for losses they suffer in very limited circumstances. The potential for the Company to be required to make payments related to such contractual indemnifications is deemed remote.

5. CLASS B COMMON STOCK

In April 2002, the Company completed a demutualization (Note 3) in which it created Class B memberships. Class B common stock was created when the Company completed a demutualization in April 2002 in which it converted members' single ownership interests into equity interests and trading rights. The original membership interests the Company sold in 1998 granted equity ownership as well as trading privileges. Because the Company was still in the developmental stage at the time of the sale, there was little or no value attributable to the trading privileges; all the value was attributable to the equity interest. As the Company began trading and building its business, the trading privileges gained value independently of equity investments. In 2002, the demutualization allowed members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. This conversion resulted in the creation of Class A common stock, which represented the equity value of the membership interest and Class B common stock which represented the trading right. The shares were distributed based on each member's respective interest prior to demutualization.

Class B memberships do not represent a traditional equity or other ownership interests and are not viewed as similar to common stock of a corporation. Under the Exchange Act, the Company must, among other things, assure fair representation of its members, including Class B members, in the selection of its directors and administration of its affairs. However, Class B memberships confer voting rights that are considerably more limited than those normally associated with equity ownership in a corporation and do not confer any rights to receive dividends. The holders of Class B common stock are entitled to a liquidation preference equal to the par value of the Class B common stock, or $.01 per share, in the event of a liquidation, dissolution or winding up of the Company. The Company believes that the liquidation preference has little or no value, whereas the value resides with the trading right granted with Class B common stock. In addition, proceeds from the sale of Class B common stock are treated as revenue for accounting purposes, not equity (Note 7). Because of the foregoing factors, management does not believe Class B memberships represent equity in the Company and does not reflect them as such on its financial statements.

Class B-1 memberships are held by PMMs, Class B-2 memberships are held by CMMs and Class B-3 memberships are held by EAMs. Each class of Class B members has the right to elect two directors to the board of directors (or six members in all). Each series also has trading rights and privileges on the exchange that are particular to that series of membership. The following B series were outstanding:

	December 31,	
	2003	**2004**
B-1	10	**10**
B-2	130	**143**
B-3	123	**122**

6. EXCHANGE TECHNOLOGY CORPORATION

To complete its development, in May 1999, the Company obtained additional capital of $30,500 from an existing investor, which increased the investor's capital account. To obtain the additional capital and account for the higher risk borne by the investor for the additional capital contribution, which was not being shared among the Company's other existing investors, the Company concurrently formed ETC. ETC was capitalized by a $100 investment by the Company, representing a 26% interest; a $240 investment by the Company's existing investor that provided the additional capital, representing a 62% interest; and $45 investment by two of the Company's executive officers, representing a 12% interest. The Company concurrently entered into a revenue sharing agreement with ETC whereby it agreed to develop any new business, other than that of a U.S. exchange on which equity options or options on equity indices are traded, through ETC. This, in effect, granted the investor who provided the additional capital the majority of any ben-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

efits derived from the Company's future business beyond operating an options exchange. One of the Company's officers became a director of ETC, and one became an employee. Certain of the Company's existing investors also became directors or employees of ETC. Upon its formation, the Company accounted for its ownership in ETC as an investment.

In the course of negotiating the private placement (Note 3), the purchasers expressed concern over the ownership by ETC of the rights to the Company's potential future business. As a result, in April 2002, the Company decided to reacquire these rights by merging ETC into its new wholly owned subsidiary, ETC Acquisition Corp., in order to facilitate a tax free transaction, and also effectively canceling the revenue sharing agreement. ETC did not have any operations, assets or liabilities, other than the revenue sharing agreement, on the merger date. Any assets were distributed prior to the merger.

The Company accounted for the merger as an expense as ETC did not meet the definition of a business in accordance with FAS 141 "Business Combinations" and EITF 98-3 "Determining Whether a Nonmonetary Transaction Involves Receipt of Assets or of a Business" nor a transaction between entities under common control as defined by EITF 02-5 "Definition of "Common Control." The cost to acquire ETC was determined through negotiation between ETC's largest shareholders and the Company's largest shareholders who were not shareholders, directors or employees of ETC. As the potential future value of the revenue sharing agreement could not be agreed upon, the parties negotiated to provide a fair rate of return on the additional investment. Based upon the negotiated value, the price for ETC was determined to be equivalent to 5% of the Company. During this time, the Company was preparing to raise capital in conjunction with its demutualization. Based on the valuation estimates of the Company prior to raising the capital, the value of the 5% ownership in the Company was $6,000. The common stock issued to cancel the revenue sharing agreement with ETC was valued at $3.97 per share based upon the private placement. The number of shares issued was based upon the negotiated price for ETC. The Company incurred a charge of $5,560 for the year ended December 31, 2002 related to this cancellation. At the time of the merger, ETC assets were comprised of $250 in cash. There were no liabilities. The cash was distributed to ETC shareholders immediately prior to the merger; however the Company did not receive any portion of this distribution.

The Company terminated all of ETC's employees immediately after the merger. However, in order to facilitate the merger, the Company agreed to convert ETC's employees' incentive stock option plan on ETC common stock to options on the Company's common stock immediately after the merger but before ETC was dissolved. The Company converted and granted 84,060 options with a strike price less than the fair market value of ISE on the date of grant these options have all been exercised. Therefore, the Company incurred a charge of $319 (Note 13).

7. DEFERRED REVENUE

The Company recognizes revenue from the sale of Class B-2 memberships over an estimated useful life of 14 years using the straight-line method. The Company does not defer any costs associated with these memberships and does not receive any additional fees from resales or subsequent transfers or leases of the Class B-2 memberships by the original holders to third parties. In addition, the Company charges regulatory fees on an annual basis and recognizes them over a twelve month period.

Deferred revenue is comprised of the following:

	December 31,	
	2003	**2004**
Class B-2 memberships:		
Current	$ 2,972	**$ 4,365**
Non-current	36,485	**50,594**
Regulatory fees	—	**—**
TOTAL	$39,457	**$54,959**

Changes in deferred revenue are as follows:

	December 31,	
	2003	**2004**
Beginning balance	$ 15	**$39,457**
Additions during the period	42,022	**19,974**
Revenue recognized during the period	(2,580)	**(4,472)**
ENDING BALANCE	$39,457	**$54,959**

8. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,	
	2003	**2004**
Company funds	$57,955	**$38,776**
Reserved for payment for order flow program	7,213	**6,071**
Reserved for marketing fund program	519	**—**
TOTAL	$65,687	**$44,847**

Cash held for the Company's payment for order flow and marketing fund programs are not legally restricted and can be used for general corporate purposes. The Company has not and does not intend to use these funds for general corporate purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31, 2003	December 31, 2004
Trading related fees	$13,149	**$16,332**
Payment for order flow program	5,394	**7,187**
Class B-2 memberships:		
Current	4,400	**6,900**
Non-current	22,600	**6,600**
Unamortized discount	(2,676)	**(898)**
Other	89	**127**
Allowance for doubtful accounts	(77)	**(35)**
TOTAL	$42,879	**$36,213**

The Company issued 43 Class B-2 memberships pursuant to a purchase agreement at $1,500 each or $64,500. Class B-2 membership grants its holder trading rights on the Company's exchange (Note 5). Certain memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate trading privileges upon consummation of the agreement. As of December 31, 2003 and 2004, the Company received $18,000 and $33,000, respectively, under the agreements with the remainder to be paid through 2007. The Company follows APB 21 and accordingly, records the present value of the receivable by discounting all future payments using an imputed interest rate of 5.28%. Accounts receivable is presented net of the unamortized discount. The amortization is presented as a component of other member fees on the Consolidated Statement of Income.

Changes in the Class B-2 membership receivable (excluding unamortized discount) are as follows:

	December 31, 2003	December 31, 2004
Beginning balance	—	**$ 27,000**
Installment sales of Class B-2 memberships	$45,000	**—**
Installment payments received	(18,000)	**(13,500)**
ENDING BALANCE	$27,000	**$ 13,500**

Transaction fees, payment for order flow and marketing fund receivables are generally collected within 5 days following the month incurred. Receivables associated with Class B-2 memberships as of December 31, 2004 are expected to be collected as follows:

2005	$6,900
2006	6,000
2007	600

10. FIXED ASSETS

Fixed assets consist of the following:

	December 31, 2003	December 31, 2004
Trading related software licenses	$ 4,939	**$32,575**
Leasehold improvements	3,473	**4,725**
Furniture and fixtures	1,135	**1,575**
Hardware and equipment	1,551	**1,937**
Other software	733	**1,070**
Accumulated depreciation and amortization	(5,323)	**(9,125)**
TOTAL	$ 6,508	**$32,757**

11. OTHER MEMBER FEES

Other member fees are comprised of the following:

	Year Ended December 31, 2002	2003	2004
Connectivity and access fees	$ 7,194	$ 9,583	**$11,791**
Communication, equipment and software fees	5,863	4,888	**3,927**
Regulatory and administrative fees	1,439	1,704	**1,381**
Revenue from sale of Class B-2 memberships	—	2,149	**3,998**
Imputed interest on installment sales of Class B-2 memberships	—	718	**1,778**
TOTAL	$14,496	$19,042	**$22,875**

12. DIVIDEND

In 2003, the Company's Board, which includes representation from existing Class B-2 membership holders, approved the creation of 30 new Class B-2 memberships. As a condition for the creation and ultimate sale of these new memberships, the Board agreed to issue a special dividend to its Class A stockholders, some of which were also existing Class B-2 holders, representing the cash proceeds from the sale, after accounting for taxes the Company would recognize from the sale and a bonus payment. The Board agreed to pay the Company's officers and certain directors a bonus for each membership sold to reward them for the successful completion of the sale.

In September 2003, the Company declared a special dividend of $0.28 per share of Class A common stock to its stockholders of record as of September 18, 2003, which represented a distribution of $8,928. This was paid in October 2003. This special dividend reflected the proceeds of $18,000 received from the sale of Class B-2 memberships in 2003, net of bonuses of $1,017 and taxes of $8,055.

In May 2004, the Company declared a special dividend of $0.34 per share of Class A common stock to its stockholders of record as of June 30, 2004, which represented a distribution of $11,070. This was paid in June 2004. This special dividend reflected the proceeds of $22,400 received from the sale of Class B-2 memberships sold in 2003 under installment agreements and 12 Class B-2 memberships sold as of April 30, 2004, net of bonuses of $1,274 and taxes of $10,056.

13. STOCK-BASED PLANS

All officers and certain directors of the Company participate in the Company's stock option plan which was adopted in connection with its reorganization (Note 3). Under the plan, options on the Company's Class A common stock are issued for terms of 10 years and vest over 3 years. Options granted in 2002 and 2003 were issued with an exercise price significantly less than the estimated fair market value of the Company on the date of grant and the majority of options were fully vested on the date of grant. The fair market value was determined based on a private placement occurring simultaneously with the option grant (Note 3). Options granted in 2004 were issued with an exercise price equal to the estimated fair market value of the Company based upon an offer from a potential buyer. The Company also granted options to certain employees of ETC in connection with its merger (Note 3), which have been subsequently exercised. The Company has authorized the issuance of a maximum of 3,861,000 shares of Class A common stock under the plan. Options expire on dates ranging from May 2012 to February 2014. A summary of the stock option activity as of December 31, 2004 is as follows:

	Options	*Weighted Average Exercise Price Per Option*	*Weighted Average Remaining Life (years)*	*Options Exercisable*	*Weighted Average Exercise Price Per Exercisable Option*
Outstanding, December 31, 2002	3,652,650	$1.39	9.4	3,532,347	$1.39
Granted	9,000	1.39			1.39
Forfeited	—	—			—
Exercised	—	—			—
Outstanding, December 31, 2003	3,661,650	1.39	8.4	3,607,947	1.39
Granted	36,000	12.08			—
Forfeited	—	—			—
Exercised	—	—			—
Outstanding, December 31, 2004	3,697,650	$1.49	7.4	3,610,944	1.39

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," SFAS 123, and related accounting interpretations. For options issued to its officers and certain directors, which were issued with an exercise price significantly less than the estimated fair market value of the shares on the date the options were issued, the Company recorded as unearned compensation the difference between the exercise price of the option and estimated fair market value of the Company on the grant date. For options issued to certain employees of ETC, the Company recorded as unearned compensation the estimated fair value of the options. The Company recorded unearned compensation of $9,739 during the year ended December 31, 2002 as a separate component of stockholders' equity which is amortized over the vesting period of the options. The Company recorded as reorganization expense $9,513 for the year ended December 31, 2002 due to the retroactive vesting provisions of the options, and $150 and $85 as compensation and benefits expense for the years ended December 31, 2003 and 2004, respectively.

The weighted average estimated fair value of the options granted during the years ended December 31, 2002, 2003 and 2004 was $2.82, $2.78 and $0.09 per option, respectively. For non-public entities, generally accepted accounting principles allow the fair value of each option granted to be estimated as of the grant date using the minimum value method. Under the minimum value method, non-public entities need not consider the expected volatility of its stock in estimating the options' fair value. Subsequent to the Company's

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

offering, it will include volatility in estimating the fair value of options in accordance with generally accepted accounting principles. The following assumptions were used:

Grant	Dividend Yield	Expected Volatility	Risk-Free Rate	Expected Life (in years)
2002	0.0%	—	3.84%	5
2003	0.0%	—	3.19%	5
2004	2.9%	—	3.02%	5

The Company used a 0.0% dividend yield for 2002 and 2003 as it did not anticipate issuing a dividend at the time options were granted.

14. EMPLOYEE BENEFIT PLANS

Employees are eligible to participate in the Company's defined contribution 401(k) plan upon meeting certain eligibility requirements. Funding is provided by voluntary contributions from the employees who can contribute up to 20% of their annual base salary to the 401(k) plan. The Company makes discretionary contributions based upon its results of operations and each participant's contributions up to prescribed limits. The plan is administered by a third party. The Company's expense relating to this plan was $535, $671, and $778 for the years ended December 31, 2002, 2003 and 2004, respectively.

Employees of the Company also participate in a long-term performance-based profit sharing plan. Under the plan, a portion of the operating earnings of the Company are distributed if the Company exceeds certain operating and financial targets. The funds are placed in a Rabbi Trust and invested by the employee in employer provided investment options, primarily third-party mutual funds, administered by an outside plan provider. Distributions are deferred and employees vest in the distributions over a period of three years. Distributions are in the form of cash. The participating employees bear the risk of the vested portion of each investment election and the Company bears the risk of the unvested portion. In accordance with EITF No. 97-14 "Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested," deferred compensation obligations are classified as a liability and adjusted with a corresponding charge or credit to compensation and benefits expense to reflect the fair value of the amount owed to the employees.

The Company recognized the following on its Consolidated Statements of Financial Condition:

	December 31,	
	2003	**2004**
Total assets held for deferred compensation included in securities owned	$5,177	**$12,287**
Payable to employees	1,929	**4,236**

The Company recognized the following to reflect the gains/(losses) in the fair value of the assets on its Consolidated Statements of Income:

	Year Ended December 31,		
	2002	2003	**2004**
Other revenue	$(166)	$893	**$1,066**
Compensation and benefits expense	(94)	381	**311**

15. INCOME TAXES

The provision for income taxes consisted of the following:

	Period May 1 to December 31,	Year Ended December 31,	
	2002	2003	**2004**
Current:			
Federal	$ 3,535	$ 9,103	**$22,134**
State	1,850	4,898	**12,738**
Total current	5,385	14,001	**34,872**
Deferred:			
Federal	(1,726)	1,158	**(5,930)**
State	(892)	595	**(3,395)**
Total deferred	(2,618)	1,753	**(9,325)**
TOTAL PROVISION FOR INCOME TAXES	$ 2,767	$15,754	**$25,547**

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not, the tax assets will be realized, and therefore, has not recognized any valuation allowance.

	December 31,	
	2003	**2004**
Deferred tax assets:		
Stock based and employee benefit plans	$4,747	**$ 5,776**
Class B-2 memberships	—	**17,140**
Start up and organizational costs	2,042	**328**
Unrealized loss on securities owned	354	**—**
Allowances and other	47	**22**
Deferred tax liability:		
Class B-2 memberships	(241)	**—**
Depreciation and amortization	(57)	**(6,826)**
Unrealized gain on securities owned	—	**(605)**
TOTAL DEFERRED TAX ASSETS, NET	$6,892	**$15,835**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. Federal statutory rate to income before income taxes. The information for the period May 1, 2002 to December 31, 2002, represents a reconciliation of the provision for income taxes after April 30, 2002, when the Company reorganized from a limited liability company to a corporation (Note 3). Pre-tax income for the period May 1, 2002 to December 31, 2002 was $576.

	Period May 1 to December 31,	Year Ended December 31,	
	2002	2003	**2004**
U.S. federal income tax rate	35.0%	35.0%	**35.0%**
State and local income tax, net of Federal income tax benefit	108.3	9.9	**11.9**
Permanent differences	134.0	0.1	**0.2**
Reorganization expenses	254.1	—	**1.4**
Miscellaneous	(50.9)	(1.2)	**0.9**
Effective tax rate	480.5%	43.8%	**49.4%**

16. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company transacts business with its investors, or Class A common stockholders, directly or through the investor's affiliated entities (collectively "investors"). The Company believes that the terms of these transactions are the same as those that would result from transactions among unrelated parties.

The following table reflects the Company's transactions with its investors on its Consolidated Statement of Income:

	Year Ended December 31,		
	2002	2003	**2004**
Transaction fees (1)	$32,637	$35,469	**$37,707**
Other member fees (2)	4,281	5,694	**6,799**
Other revenues (3)	554	766	**417**
TOTAL REVENUES	37,472	41,929	**44,923**
Professional fees (4)	768	406	**104**
Other (5)	—	—	**—**
Reorganization (6)	6,310	—	**—**
TOTAL EXPENSES	$ 7,078	$ 406	**$ 104**

(1) Certain investors execute transactions on the Company's exchange and are charged transaction fees.

(2) Certain investors have purchased Class B memberships, which convey trading privileges on the Company's exchange. Certain Class B memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate trading privileges upon consummation of the agreement. The Company recognizes revenue from the sale of Class B memberships over an estimated useful life of 14 years using the straight-line method.

(3) The Company has invested cash at an investor's affiliated financial institution, primarily in money market accounts, and earns interest income.

(4) An investor provided financial and business advisory services in connection with the Company's ongoing business strategy.

(5) The Company incurred interest expense related to loans from an investor.

(6) The Company issued 1,027,359 shares of common stock valued at $3.97 per share, or $4,076, to the owners of ETC. ETC was owned by certain investors in the Company as well as two of its officers.

Certain investors provided consulting services related to the cancellation of the ETC agreement noted above in exchange for 373,581 shares of common stock valued at $3.97 per share, or $1,484.

An investor provided financial and business advisory services in connection with the Company's reorganization in the amount of $750.

The following table reflects the Company's related party balances on its Consolidated Statement of Financial Condition:

	December 31,	
	2003	**2004**
Cash and cash equivalents (1)	$29,522	**$25,121**
Accounts receivable (2)	7,432	**6,554**
TOTAL ASSETS	36,954	**31,675**
Payment for order flow payable (3)	$ 6,520	**$ 6,359**
Retained earnings (4)	143	**177**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,663	**$ 6,536**

(1) The Company has cash and cash equivalents held at an investor's affiliated financial institution.

(2) The Company recorded receivables from its investors for their transaction executions as well as other member fees.

(3) The Company owes funds to certain investors as part of its payment for order flow program.

(4) The Company paid a special dividend in September 2003 and June 2004 (Note 12) to its Class A shareholders representing the net proceeds from the sale of Class B-2 memberships during 2003 and 2004. Two Class A holders purchased these Class B-2 memberships.

Other

The Company has a $10,000 credit facility with an investor's affiliated financial institution. No amounts have been drawn under the credit facility.

17. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential reduction in earnings per share that could occur if securities or contracts to issue common stock were exercised or converted into common stock.

Earnings per share under the basic and diluted computations is as follows:

	Year Ended December 31,		
	2002	2003	**2004**
Basic earnings per share:			
Net income	$ 818	$20,206	**$26,163**
Weighted average shares outstanding (in thousands)	21,573	32,139	**32,139**
Basic earnings per share	$ 0.04	$ 0.63	**$ 0.81**
Diluted earnings per share:			
Net income	$ 818	$20,206	**$26,163**
Weighted average shares outstanding (in thousands)	21,573	32,139	**32,139**
Common stock equivalent shares related to stock options (in thousands)	539	1,282	**1,782**
Weighted average shares outstanding—diluted (in thousands)	22,112	33,421	**33,921**
Diluted earnings per share	$ 0.04	$ 0.60	**$ 0.77**

The Company was a limited liability company from 2001 to April 2002 and treated as a partnership; therefore, it did not have any common stock outstanding during those periods.

18. AVAILABLE FOR SALE SECURITIES

In 2004, the Company has purchased U.S. Treasuries which it classifies as available for sale. Information regarding these securities as of December 31, 2004 is as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities	$30,166	$ —	$(75)	$30,091

19. COMPREHENSIVE INCOME/(LOSS)

Comprehensive income/(loss) includes net income and changes in stockholders' equity except those resulting from investments by, or distributions to stockholders. Comprehensive income/(loss) is as follows:

	December 31,		
	2002	2003	**2004**
Net income	$818	$20,206	**$26,163**
Change in other comprehensive income/(loss):			
Net unrealized loss on available for sale securities, net of tax	—	—	**(39)**
TOTAL COMPREHENSIVE INCOME	$818	$20,206	**$26,124**

20. SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company operates as one business segment, as an electronic exchange for equity options and related services. Revenues are derived in the U.S. and all of the Company's assets are located in the U.S. The Company considers significant customers to be those who account for more than 10% of the Company's total revenues. The following is customer concentration information:

	Year Ended December 31,		
	2002	2003	**2004**
Members	4	1	**1**
Approximate percent of total revenues	49%	10%	**10%**

21. SUBSEQUENT EVENTS

In January 2005, the Company declared a special dividend of $0.37 per share of Class A common stock to stockholders of record as of January 7, 2005. The dividend was paid on January 14, 2005. This special dividend of $11,784 represents $22,600 of remaining proceeds to be received from the sale of Class B-2 memberships sold in 2003 under installment agreements and $1,500 from the sale of 1 Class B-2 membership in November 2004, net of bonuses of $1,301 and taxes of $11,086.

In February 2005, the Company declared a stock dividend of eight shares of Class A common stock per share of Class A common stock outstanding. The stock dividend was designed to have the effect of a stock split at a ratio of 9 shares per share or a 9-1 stock split. Accordingly, all share and per share amounts have been adjusted to give effect to this event.

BOARD OF DIRECTORS*



IVERS W. RILEY
Chairman,
International Securities Exchange



FRANK J. JONES, PH.D.
Vice Chairman,
International Securities Exchange
Professor, San Jose State University



DAVID KRELL
President and Chief Executive Officer,
International Securities Exchange



BARBARA B. DIAMOND
Principal,
BBDiamond, LLC



JAMES V. HARKNESS
Chief Operating Officer and Partner,
Wolverine Trading, LLC



MARK P. KRITZMAN
President and CEO,
Windham Capital Management, LLC



JOHN F. MARSHALL, PH.D.
Senior Principal,
Marshall, Tucker & Associates, LLC



SARAH A. MILLER
Director of the Center for Securities, Trust and Investments,
American Bankers Association



CARLETON DAY PEARL
Financial Industry Consultant



WILLIAM A. PORTER
Chairman Emeritus,
E*TRADE Securities, Incorporated



RICHARD SCHMALENSEE, PH.D.
John C Head III Dean,
MIT Sloan School of Management



JASON LEHMAN
Head of Global Volatility Arbitrage,
Citadel Investment Group, LLC

EXCHANGE COMMITTEES

EXECUTIVE COMMITTEE

DAVID KRELL, CHAIRMAN
FRANK J. JONES, PH.D.
CARLETON DAY PEARL
WILLIAM A. PORTER
IVERS W. RILEY

COMMITTEE FOR REVIEW

MARK P. KRITZMAN, CHAIRMAN
JOHN F. MARSHALL, PH.D.
SARAH A. MILLER

CORPORATE GOVERNANCE COMMITTEE

IVERS W. RILEY, CHAIRMAN
SARAH A. MILLER, VICE CHAIRWOMAN
BARBARA B. DIAMOND
FRANK J. JONES, PH.D.
MARK P. KRITZMAN
JOHN F. MARSHALL, PH.D.
CARLETON DAY PEARL
RICHARD SCHMALENSEE, PH.D.

COMPENSATION COMMITTEE

BARBARA B. DIAMOND, CHAIRWOMAN
FRANK J. JONES, PH.D.
JOHN F. MARSHALL, PH.D.
RICHARD SCHMALENSEE, PH.D.

FINANCE AND AUDIT COMMITTEE

JOHN F. MARSHALL, PH.D., CHAIRMAN
BARBARA B. DIAMOND
MARK P. KRITZMAN
CARLETON DAY PEARL

** Three open Board positions to be filled at our May 2005 elections.*

MEMBER COMMITTEES
(Information as of December 31, 2004)

ALLOCATION COMMITTEE
ANDREW S. GOODMAN, LEHMAN BROTHERS INC.
RANDY FREDERICK, CYBERTRADER, INC.
JEFF ANDERSON, AMERITRADE, INC.
DAVID E. HAMILTON, BNP PARIBAS SECURITIES CORP.
HARRY W. MAXFIELD, J.P. MORGAN INVEST, LLC
ED LYNN, UBS FINANCIAL SERVICES, INC.
CHRISTIAN ARRIZ, BEAR, STEARNS & CO. INC.
JOSEPH SELLITTO, E*TRADE CLEARING LLC
JEFF BRIGHTFIELD, CREDIT SUISSE FIRST BOSTON LLC
JONATHAN BEEBE, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
PETER BOTTINI, OPTIONSXPRESS, INC.
PHILIP MUSCARELLA, PERSHING LLC
JOSEPH S. BILE, OPPENHEIMER & CO., INC.

BUSINESS CONDUCT COMMITTEE
COLLIN CARRICO, PAX CLEARING CORPORATION
WADE COOPERMAN, E*TRADE CLEARING LLC
MICHAEL DOMKA, INTERACTIVE BROKERS LLC
JOHN A. KOLTES III, ARCHELON LLC
JUDY KULA, WOLVERINE TRADING, LLC
THOMAS MCMANUS, MORGAN STANLEY & CO. INCORPORATED
KENNETH A. MONAHAN, DEUTSCHE BANK SECURITIES INC.
STEVEN O'MALLEY, SLK-HULL DERIVATIVES LLC
MICHAEL D. PIERSON, TD OPTIONS LLC
C. CURTIS RICHMOND, MERRILL LYNCH PROFESSIONAL CLEARING CORP.
MARK STRAUBEL, PERSHING LLC
TIM STRAZZINI, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
JACQUELINE A. ZUCKER, ADIRONDACK ELECTRONIC MARKETS LLC

NOMINATING COMMITTEE
LAWRENCE J. HANSON, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
JOHN A. KOLTES III, ARCHELON LLC
KENNETH A. MONAHAN, DEUTSCHE BANK SECURITIES INC.

OFFICERS
(Information as of December 31, 2004)

DAVID KRELL	PRESIDENT & CEO
GARY KATZ	CHIEF OPERATING OFFICER
BRUCE COOPERMAN	CHIEF FINANCIAL OFFICER
DANIEL P. FRIEL	CHIEF INFORMATION OFFICER
BRUCE GOLDBERG	CHIEF MARKETING OFFICER
MICHAEL J. SIMON	GENERAL COUNSEL, SECRETARY AND CHIEF REGULATORY OFFICER
THOMAS BENDIXEN	CORPORATE INITIATIVES OFFICER
LAWRENCE P. CAMPBELL	CHIEF TECHNOLOGY OFFICER
ROBERT J. CORNISH	TECHNOLOGY INFRASTRUCTURE AND DEVELOPMENT OFFICER
ALEX JACOBSON	EDUCATION OFFICER
JEROME MANGANO	TECHNOLOGY OPERATIONS AND SUPPORT OFFICER
GREGORY J. MAYNARD	SYSTEM & PRODUCT STRATEGY OFFICER
RICHARD T. POMBONYO	MEMBER RELATIONS OFFICER
JAMES O. SAMPSON III	TRADING AND MARKET OPERATIONS OFFICER
KATHERINE SIMMONS	DEPUTY GENERAL COUNSEL, LEGAL OFFICER AND ASSISTANT SECRETARY

PRIMARY MARKET MAKERS
(Information as of December 31, 2004)

PMMs are market makers with significant responsibilities, including overseeing the opening, providing continuous quotations in all of their assigned options classes, and handling customer orders that are not automatically executed. A PMM must purchase or lease a PMM membership entitling the member to act as PMM in one group (or "bin") of stock options. One PMM is assigned to each of the ten groups of options traded on the Exchange.

ADIRONDACK ELECTRONIC MARKETS LLC	BINS 3, 4	**MORGAN STANLEY & CO. INCORPORATED**	BIN 10
CITADEL DERIVATIVES GROUP LLC	BINS 5, 8	**SLK-HULL DERIVATIVES LLC**	BIN 2
CITIGROUP DERIVATIVES MARKETS INC.	BIN 1	**TIMBER HILL LLC**	BIN 7
DEUTSCHE BANK SECURITIES INC.	BIN 9	**UBS SECURITIES LLC**	BIN 6

COMPETITIVE MARKET MAKERS
(Information as of December 31, 2004)

CMMs are market makers that add depth and liquidity to the market and are required to provide continuous quotations in at least 60% of the options classes in their assigned groups. Each CMM quotes independently. A CMM must purchase or lease a CMM membership, and each membership entitles the member to enter quotations in one group of options. Up to 16 CMMs are appointed to each of the 10 groups of options traded on the Exchange.

ADIRONDACK ELECTRONIC MARKETS LLC BINS 1, 2, 5, 6, 10
ARCHELON LLC BINS 2, 3, 4, 5, 7
BEAR WAGNER SPECIALISTS LLC BINS 2, 6, 7, 9
BNP PARIBAS SECURITIES CORP. BINS 1, 2, 3, 4, 5, 6, 7, 8, 9, 10
CITADEL DERIVATIVES GROUP LLC BINS 1, 2, 3, 4, 6, 7, 9, 10
CITIGROUP DERIVATIVES MARKETS INC. BINS 2, 3, 4, 5, 6, 7, 8, 9, 10
CREDIT SUISSE FIRST BOSTON LLC BINS 1, 2, 3, 4, 5, 6, 7, 8, 9, 10
DEUTSCHE BANK SECURITIES INC. BINS 1, 2, 3, 4, 5, 6, 7, 8, 10
GENEVA TRADING LLC BIN 8
GROUP ONE TRADING, L.P. BINS 8, 10
J.P. MORGAN SECURITIES INC. BIN 9
LEHMAN BROTHERS INC. BINS 1, 2, 3, 4, 5, 6, 7, 8, 9, 10
MERRILL LYNCH PROFESSIONAL CLEARING CORPORATION BINS 1, 2, 3, 4, 7, 8, 9, 10
MORGAN STANLEY & CO. INCORPORATED BINS 1, 2, 3, 4, 5, 6, 7, 8, 9
OPTIVER US, LLC BINS 3, 4, 9
PEAK6 CAPITAL MANAGEMENT LLC BIN 5
SLK-HULL DERIVATIVES LLC BINS 1, 3, 4, 5, 6, 7, 8, 9, 10
SUSQUEHANNA INVESTMENT GROUP BIN 1
TD OPTIONS LLC BINS 1, 3, 4, 5, 6, 7, 8, 10
TIMBER HILL LLC BINS 1, 2, 3, 4, 5, 6, 8, 9, 10
UBS SECURITIES LLC BINS 1, 2, 3, 4, 5, 7, 8, 9, 10
WOLVERINE TRADING, LLC BINS 1, 2, 3, 4, 5, 6, 7, 8, 9, 10

ELECTRONIC ACCESS MEMBERS

(Information as of December 31, 2004)

EAMs are broker-dealers that represent agency and proprietary orders on the Exchange. An EAM does not purchase a membership. Rather, once approved as an ISE member, an EAM pays an access fee that permits the firm to place orders in all of the options traded on the Exchange. EAMs cannot enter quotations or otherwise engage in market making activities on the Exchange.

ABN AMRO SAGE CORPORATION
ADIRONDACK ELECTRONIC MARKETS LLC
ADP CLEARING & OUTSOURCING SERVICES, INC.
AMERITRADE, INC.
BANC OF AMERICA SECURITIES LLC
BEAR WAGNER SPECIALISTS LLC
BEAR, STEARNS & CO. INC.
BEAR, STEARNS SECURITIES CORP.
BENCHMARK COMPANY, LLC
BNP PARIBAS BROKERAGE SERVICES INC.
BNP PARIBAS SECURITIES CORP.
BULLTICK, LLC
CALYON FINANCIAL INC.
CALYON SECURITIES (USA) INC.
CANTOR FITZGERALD & CO.
CAPSTONE TRADING, LLC
CASEY SECURITIES, LLC
CATHAY FINANCIAL LLC
CHARLES SCHWAB & CO., INC.
CIBC WORLD MARKETS CORP.
CITADEL DERIVATIVES GROUP LLC
CITIGROUP GLOBAL MARKETS INC.
CORRESPONDENT SERVICES CORP.
CREDIT SUISSE FIRST BOSTON LLC
CTC, L.L.C.
CUTLER GROUP, LP
CYBERTRADER, INC.
DEUTSCHE BANK SECURITIES INC.
E*TRADE CLEARING LLC
ELECTRONIC BROKERAGE SYSTEMS, LLC
EQUITEC PROPRIETARY MARKETS, LLC
FIMAT USA, LLC
FIRST CLEARING, LLC
FIRST NEW YORK SECURITIES L.L.C.
FIRST SOUTHWEST COMPANY
G-BAR LIMITED PARTNERSHIP
GENEVA TRADING LLC
GFI SECURITIES LLC
GLOBAL EXECUTION BROKERS, LP
GOLDMAN, SACHS & CO.
GROUP ONE TRADING, L.P.
GUZMAN & COMPANY
HARDCASTLE TRADING USA L.L.C.
HIGHBRIDGE CAPITAL CORPORATION
INTELLIGENT MARKET TRADING COMPANY, LLC
INTERACTIVE BROKERS LLC
INTERNATIONAL CORRESPONDENT TRADING, INC.
INVESTEC (US) INCORPORATED
ISRAEL A. ENGLANDER & CO. INC.
J.J.B. HILLIARD, W.L. LYONS, INC.
J.P. MORGAN INVEST, LLC
J.P. MORGAN SECURITIES INC.
JEFFERIES & COMPANY, INC.
JEFFERIES EXECUTION SERVICES, INC.
JUMP TRADING, LLC
KBC FINANCIAL PRODUCTS USA INC.
KV EXECUTION SERVICES LLC
LEGENT CLEARING CORP.
LEHMAN BROTHERS INC.
LEK SECURITIES CORP.
LIQUIDPOINT, LLC
MAKO FINANCIAL MARKETS, LLC
MAN SECURITIES INC
MAXIM GROUP LLC

MERRILL LYNCH PROFESSIONAL CLEARING CORPORATION
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
MESIROW FINANCIAL, INC.
MILLENCO, L.P.
MILLER TABAK + CO., LLC
MORGAN STANLEY & CO. INCORPORATED
MORGAN STANLEY DW INC.
NATIONAL FINANCIAL SERVICES LLC
NATIONAL INVESTOR SERVICES CORP.
NEUBERGER BERMAN, LLC
NYFIX TRANSACTION SERVICES, INC.
O'CONNOR & COMPANY LLC
OPPENHEIMER & CO. INC.
OPTIONSXPRESS, INC.
OTA LLC
PALI CAPITAL INC.
PARALLAX FUND, L.P.
PAX CLEARING CORP.
PEAK6 CAPITAL MANAGEMENT LLC
PENSON FINANCIAL SERVICES, INC.
PERSHING LLC
PFTC L.L.C.
PICTET OVERSEAS INC.
PREBON FINANCIAL PRODUCTS INC.
PREFERREDTRADE, INC.
PRUDENTIAL EQUITY GROUP, LLC
PTR, INC.
R.F. LAFFERTY & CO., INC.
RBC CAPITAL MARKETS CORPORATION
REDSKY SECURITIES, L.L.C.
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SHAREHOLDER INFORMATION

EXECUTIVE OFFICES

International Securities Exchange
60 Broad Street
New York, NY 10004
(212) 943-2400
www.iseoptions.com

COMMON STOCK

The common stock of the International Securities Exchange is traded on the New York Stock Exchange and trades under the ticker symbol "ISE." As of March 8, 2005, prior to our IPO, there were 98 stockholders of record of Class A common stock.

INVESTOR INQUIRIES

General information about ISE and copies of the Company's Annual Report and other filings with the U.S. Securities and Exchange Commission can be obtained online at www.iseoptions.com/investorrelations or by calling (800) 518-1547.

STOCK TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK

For information about address changes, lost certificates, share ownership and other inquiries, contact:
The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458
(610) 382-7833 (Outside the U.S.)
E-Mail Address: shareowners@bankofny.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
5 Times Square
New York, NY 10036
(212) 773-3000

DESIGN: Inc Design, www.incdesign.com
PHOTOGRAPHY: Dan Bigelow, New York
Bill Hayward, New York